RBC

Royal Bank of Canada

Notice of Annual Meeting of Common Shareholders

February 29, 2008

Management Proxy Circular

Royal Bank of Canada	1
Dear Shareholder,
The Bank’s Annual Meeting of Common Shareholders will be held at the Metro Toronto Convention Centre, North Building, Constitution Hall, 255 Front Street West, Toronto, Ontario, Canada, on Friday, February 29, 2008 at 9:00 a.m. (Eastern Standard Time).
At this meeting, we will be voting on a number of important matters. We hope you will take the time to consider the information on these matters set out in this Circular. It is important that you exercise your vote, either in person at the meeting or by completing and sending in your proxy.
We invite you to join us at this meeting. There will be an opportunity to ask questions and meet with management, the Board of Directors and your fellow shareholders. If you are unable to attend this meeting in person, you may listen to a live webcast of this meeting, which will be available at rbc.com/investorrelations starting at 9:00 a.m. (Eastern Standard Time).
Yours sincerely,

David P. O’Brien Chairman of the Board	Gordon M. Nixon President and Chief Executive Officer

WHAT’S INSIDE
NOTICE OF ANNUAL MEETING OF COMMON SHAREHOLDERS
MANAGEMENT PROXY CIRCULAR

Voting information	3
Business of the meeting
Financial statements	5
Election of directors	5
Appointment of auditor	5
Auditor’s fees	5
Shareholder proposals	5
Nominees for election to Board of Directors and attendance	6
Directors’ compensation	12
Committee reports
Audit Committee	15
Conduct Review and Risk Policy Committee	16
Corporate Governance and Public Policy Committee	17
Human Resources Committee	18
Executive compensation discussion and analysis	20
Performance graph	26
Additional voluntary compensation disclosure	27
Officers’ remuneration	30
Indebtedness of directors and executive officers	36
Additional items
Corporate governance	37
Directors’ and officers’ liability insurance	37
Directors’ approval	37
Schedules
Schedule ‘A’: Statement of Corporate Governance Practices and Guidelines	38
Schedule ‘B’: Shareholder proposals	45

2	Royal Bank of Canada
Notice of Annual Meeting of Common Shareholders
of Royal Bank of Canada

Date
Friday, February 29, 2008
Time
9:00 a.m. (Eastern Standard Time)
Place
Metro Toronto Convention Centre
North Building
Constitution Hall
255 Front Street West
Toronto, Ontario
Canada
Business of the Annual Meeting of Common Shareholders
At the meeting, shareholders will be asked to:
(1)	Receive the financial statements of the Bank for the year ended October 31, 2007 and the auditor’s report on the statements;

(2)	Elect directors;

(3)	Appoint the auditor;

(4)	Consider the shareholder proposals set out in Schedule ‘B’ to the Management Proxy Circular; and

(5)	Consider any other business which may be properly brought before the Annual Meeting of Common Shareholders.
By order of the Board of Directors

Carol J. McNamara
Vice-President and Secretary
January 4, 2008

Important
On January 4, 2008, the record date for the meeting, 1,277,164,856 Common Shares were outstanding and eligible to be voted at the meeting, subject to applicable Bank Act restrictions.
Shareholders who are unable to attend the meeting are encouraged to complete, sign and promptly return the enclosed form of proxy either by using the envelope provided or by faxing it to 1-866-249-7775 (toll-free in Canada and the United States) or (416) 263-9524 (for all other countries). To ensure your vote is counted, proxies should be received by Computershare Trust Company of Canada, the Bank’s transfer agent, no later than 5:00 p.m. (Eastern Standard Time) on Wednesday, February 27, 2008. To vote in person at the meeting, please refer to the section entitled “Voting information” on page 3 of the Management Proxy Circular issued in connection with this meeting.

Royal Bank of Canada	3
Management Proxy Circular
As of January 4, 2008, except as otherwise provided.
   Voting information

What will I be voting on?
You will be voting on:
•	election of directors;

•	appointment of Deloitte & Touche LLP as auditor; and

•	shareholder proposals.
How will these matters be decided at the meeting?
A simple majority of the votes cast, by proxy or in person, will constitute approval of each of the matters specified in this Circular.
Who is entitled to vote?
You are entitled to vote if you were a holder of Common Shares of the Bank at the close of business on January 4, 2008, the record date for determining shareholders entitled to receive notice of and to vote at the meeting.
     Each Common Share is entitled to one vote, subject to the voting restrictions noted below.
Voting restrictions
Shares cannot be voted if they are beneficially owned by:
•	the government of Canada or of a province;

•	the government of a foreign country or of any political subdivision of a foreign country;

•	an agency of any of these entities;

•	any person who has acquired a significant interest in any class of shares of the Bank (more than 10% of the class) without the approval of the Minister of Finance; or

•	any person who has a significant interest in any class of shares of the Bank (more than 10% of the class) and who has a significant interest in any class of shares of another widely held bank with equity of $8 billion or more.
In addition, no person and no entity controlled by any person may cast votes in respect of any shares beneficially owned by the person or the entity that represent, in the aggregate, more than 20% of the eligible votes.
How many shares are eligible to vote?
The number of Common Shares outstanding on January 4, 2008, is indicated under the heading “Important” in the Notice of Annual Meeting of Common Shareholders. These shares are eligible to be voted at the meeting, subject to certain restrictions under the Bank Act.
     To the knowledge of the Bank’s directors and officers, no person owns or exercises control or direction over more than 10% of the outstanding Common Shares.
How do I vote?
How you vote depends on whether you are a registered or non-registered shareholder.
     You are a registered shareholder if your Common Shares are registered in your name and you have a share certificate or you hold your shares through direct registration in the United States.
     You are a non-registered shareholder if your Common Shares are registered in the name of an intermediary such as a trustee, financial institution, securities broker or in the name of a clearing agency in which the intermediary is a participant.
Voting by registered shareholders
Voting at the meeting
•	Do not complete or return the form of proxy.

•	Simply attend the meeting where your vote will be taken and counted.

•	When you arrive at the meeting, be sure to present yourself to a representative at the registration table.
Voting by proxy
•	Whether or not you attend the meeting, you can appoint someone else to vote for you as your proxyholder.

•	Please mark your vote, sign, date and follow the return instructions provided on the enclosed form of proxy. By doing so, you are giving the directors or officers of the Bank who are named in the form of proxy the authority to vote your shares at the meeting or any adjournment.

•	You can choose another person or company to be your proxyholder, including someone who is not a shareholder of the Bank. You may do so by deleting the names printed on the enclosed form of proxy and inserting another person’s name or the name of a company in the blank space provided. If you appoint someone else, he or she must be present at the meeting to vote your shares.
How will my proxy be voted?
On the form of proxy, you can indicate how you want your proxyholder to vote your shares, or you can let your proxyholder decide for you.
     If you have specified on the form of proxy how you want your shares to be voted on a particular issue (by marking FOR, AGAINST or WITHHOLD) then your proxyholder must vote your shares accordingly. If you have not specified on the form of proxy how you want your shares to be voted on a particular issue, then your proxyholder can vote your shares as he or she sees fit.

Note:	Information contained in or otherwise accessible through websites mentioned in this Circular does not form part of this Circular. All references to websites are inactive textual references only.

4	Royal Bank of Canada
Unless contrary instructions are provided, Common Shares represented by proxies received by management will be voted:
•	FOR the election as directors of the proposed nominees whose names are set out on the following pages;
•	FOR the appointment of Deloitte & Touche LLP as auditor;
•	FOR management’s proposals generally; and
•	AGAINST the shareholder proposals set out in Schedule ‘B’.
What if there are amendments or if other matters are brought before the meeting?
The enclosed form of proxy gives the persons named on it authority to use their discretion in voting on amendments or variations to matters identified in the Notice.
     As of the time of printing of this Circular, management is not aware that any other matter is to be presented for action at the meeting. If, however, other matters properly come before the meeting, the persons named on the enclosed form of proxy will vote on them in accordance with the discretionary authority conferred with respect to such matters.
What if I change my mind and want to revoke my proxy?
At any time before it is acted upon you can revoke your proxy by stating clearly, in writing, that you want to revoke your proxy and by delivering this written statement to the Secretary of the Bank, 200 Bay Street, South Tower, Toronto, Ontario, Canada M5J 2J5, not later than the last business day before the day of the meeting, or to the Chairman on the day of the meeting or any adjournment.
Voting by non-registered shareholders
If your shares are not registered in your name, your intermediary is required to seek your instructions on how to vote your shares. For that reason, you have received with this Circular a voting instruction form, which you can use to instruct your intermediary to vote on your behalf.
Voting at the meeting
The Bank does not have unrestricted access to the names of its non-registered shareholders. If you attend the meeting, we may have no record of your shareholdings or entitlement to vote, unless your intermediary has appointed you as proxyholder. Therefore, if you wish to vote at the meeting:
•	Insert your name in the space provided on the enclosed voting instruction form which has been provided by your intermediary and sign and return it in accordance with their instructions. By doing so, you are instructing your intermediary to appoint you as a proxyholder.
•	Do not otherwise complete the form as you will be voting at the meeting.
•	When you arrive at the meeting, be sure to present yourself to a representative at the registration table.
Voting by voting instruction form
•	Please follow the signing and return instructions provided on the voting instruction form sent to you by your intermediary.
•	If you have voted and subsequently wish to change your voting instructions or vote in person at the meeting, contact your intermediary to discuss whether this is possible and what procedure to follow.
Who counts the votes?
Proxies are counted by our transfer agent, Computershare Trust Company of Canada.
Is my vote confidential?
The transfer agent preserves the confidentiality of individual shareholder votes, except (a) where the shareholder clearly intends to communicate his or her individual position to the board or management, and (b) as necessary to comply with legal requirements.
Proxy solicitation
The management of the Bank is soliciting your proxy for use at the Annual Meeting of Common Shareholders. The costs of solicitation will be paid by the Bank. The solicitation of proxies will be made primarily by mail. However, the directors, officers and employees of the Bank may also solicit proxies by telephone, in writing or in person. The Bank has retained Georgeson Shareholder Communications Canada, Inc., to assist in the solicitation of proxies for an estimated cost of $30,000.

Royal Bank of Canada	5
   Business of the meeting
Financial statements
The consolidated financial statements for the year ended October 31, 2007 are included in the Annual Report, which has been mailed to shareholders with this Circular.
Election of directors
The number of directors to be elected is 15. Each director will be elected to hold office until the next Annual Meeting of Common Shareholders or until such office is earlier vacated. The persons named on the enclosed form of proxy intend to vote for the election of the proposed nominees whose names are set out in the following pages. All of the nominees are currently directors of the Bank with the exception of Mr. Edward Sonshine.
Appointment of auditor
The persons named in the enclosed form of proxy intend to vote for the appointment of Deloitte & Touche LLP as auditor of the Bank, to hold office until the next Annual Meeting of Common Shareholders. Deloitte & Touche LLP has served as one of the Bank’s auditing firms since January 11, 1990 and became the Bank’s sole auditor on September 23, 2003. PricewaterhouseCoopers LLP also acted as one of the Bank’s two firms of auditors from March 5, 1998 to September 23, 2003. Representatives of the auditor will be in attendance and available to answer questions at the Annual Meeting.
Auditor’s fees
Fees relating to the years ended October 31, 2007 and October 31, 2006 to Deloitte & Touche LLP and its affiliates are $29.4 million and $25.9 million and are detailed below.

($ Millions)	Year ended October 31, 2007(1)	Year ended October 31, 2006(1)
Audit fees	$27.1	$23.9
Audit-related fees	1.7	1.7
Tax fees	0.3	–
All other fees	0.3	0.3
	$29.4	$25.9

(1)	2007 fees include a net adjustment of $3.0 million for amounts relating to fiscal 2006 audits. The adjustment reflects additional costs associated with audit procedures relating to internal control over financial reporting and other matters which could not be estimated at the time of last year’s reporting. Similarly, 2006 fees included $1.5 million for amounts relating to fiscal 2005 audits.
The nature of each category of fees is described below.
Audit fees
Audit fees were paid for professional services rendered by the auditor for the integrated audit of the annual financial statements of the Bank, including its audit of the effectiveness of the Bank’s internal control over financial reporting, and the financial statement audits of the Bank’s subsidiaries. In addition, audit fees were paid for services provided in connection with statutory and regulatory filings and engagements related to prospectuses and other offering documents.
Audit-related fees
Audit-related fees were paid for assurance and related services that are reasonably related to the performance of the audit or review of the annual financial statements and are not reported under the audit fees item above. These services consisted of:
•	special attest services not required by statute or regulation;
•	reporting on the effectiveness of internal controls as required by contract or for business reasons;
•	accounting consultations and special audits in connection with acquisitions;
•	the audits of the financial statements of the Bank’s various pension plans and charitable foundations;
•	the audits of various trusts and limited partnerships; and
•	the audits of certain special purpose vehicles relating to complex structured products.
Tax fees
Tax fees were paid for tax compliance services including the review of original and amended tax returns, assistance with questions regarding tax audits and assistance in completing routine tax schedules and calculations.
All other fees
All other fees were paid for products and services other than the audit fees, audit-related fees and tax fees described above. These services consist of French translation of financial statements and related continuous disclosure and other public documents containing financial information for the Bank and certain of its subsidiaries.
Pre-approval policies and procedures
The Audit Committee has adopted a policy that requires pre-approval by the Audit Committee of audit services and other services within permissible categories of non-audit services. The policy prohibits the Bank from engaging the auditor for “prohibited” categories of non-audit services.
Shareholder proposals
Set out in Schedule ‘B’ to this Circular are the shareholder proposals that have been submitted for consideration at the Annual Meeting of Common Shareholders. The final date for submission of proposals by shareholders for inclusion in the Proxy Circular in connection with next year’s Annual Meeting of Common Shareholders will be October 6, 2008.

6	Royal Bank of Canada
   Nominees for election to Board of Directors and attendance

The following pages set out the names of proposed nominees for election as directors, together with their municipality and country of residence, age, year first elected or appointed as a director, principal occupation, or other principal directorships, committee memberships and meeting attendance (excluding attendance at regional committee meetings). Also indicated for each person proposed as a director are the number and value, on January 4, 2008, of Common Shares of the Bank beneficially owned, directly or indirectly, or over which control or direction was exercised, and the number of Director Deferred Stock Units (DDSUs) credited to the account of the director under the Director Deferred Stock Unit Plan.(1) See the description of this plan under “Directors’ compensation” in this Circular. The number and value of Common Shares and DDSUs held by each nominee at approximately the same time last year is also indicated below.(2)
     Except where required for qualification as a director of a subsidiary, none of the directors of the Bank holds shares of its subsidiaries. For further information relating to the proposed nominees, including previous board memberships, please refer to the section entitled “Directors and Executive Officers” in the Bank’s annual information form dated November 29, 2007 and filed with securities regulators at sedar.com. It may be obtained free of charge on request from the Secretary of the Bank.
(1)	The value of Common Shares/DDSUs was calculated using the fair market value of the Common Shares on the TSX on January 4, 2008, which was $49.40 per share.

(2)	The value of Common Shares/DDSUs at approximately the same time last year was calculated using the fair market value of the Common Shares on the TSX on January 10, 2007 which was $53.50 per share.

Independent	W. Geoffrey Beattie, Toronto, Ontario, Canada

Mr. Beattie, 47, has served on the board of the Bank since May 23, 2001. Mr. Beattie is President and Chief Executive Officer and a director of The Woodbridge Company Limited (an investment company). He is also the Deputy Chairman and a director of The Thomson Corporation (a publishing and information company), Chairman and a director of CTVglobemedia Inc. and a director of RBC Centura Banks, Inc. Mr. Beattie is a director of the Canadian Council of Chief Executives, the Dean’s Advisory Board of the Joseph L. Rotman School of Management (University of Toronto) and a trustee of the University Health Network. In the past five years, Mr. Beattie served as a director of Hydro One Inc. and Tm Bioscience Corporation.

	Attendance	Securities held				Total value
	Overall		Common		Total Common	of Common
	attendance		Shares	DDSUs	Shares/DDSUs	Shares/DDSUs
Board/Committee membership	100%	Year	(#)	(#)	(#)	($)

Board	13 of 13	2007	2,000	24,498	26,498	1,309,023
Conduct Review and Risk Policy	7 of 7	2006	2,000	20,684	22,684	1,213,594
Corporate Governance and Public Policy	3 of 3

Independent	Douglas T. Elix, A.O., Ridgefield, Connecticut, U.S.A.

Mr. Elix, 59, has served on the board of the Bank since August 22, 2000. Mr. Elix is Senior Vice-President and Group Executive of Sales & Distribution, IBM Corporation (an information technology company). Prior to May 2004, Mr. Elix was Senior Vice-President and Group Executive of IBM Global Services, IBM Corporation.

	Attendance	Securities held				Total value
	Overall		Common		Total Common	of Common
	attendance		Shares	DDSUs	Shares/DDSUs	Shares/DDSUs
Board/Committee membership	81.3%	Year	(#)	(#)	(#)	($)

Board	11 of 13	2007	–	27,662	27,662	1,366,520
Human Resources	2 of 3	2006	–	24,087	24,087	1,288,655

Royal Bank of Canada	7

Independent	John T. Ferguson, F.C.A., Edmonton, Alberta, Canada

Mr. Ferguson, 66, has served on the board of the Bank since April 3, 1990. Mr. Ferguson is Founder, Chief Executive Officer, Chairman and a director of Princeton Developments Ltd. and Princeton Ventures Ltd. (real estate companies). He is also Chairman and a director of Suncor Energy Inc., a director of Strategy Summit Ltd., Fountain Tire Ltd., the C.D. Howe Institute and the Directors’ Advisory Council of the Canadian Institute of Chartered Accountants, an advisory member of the Canadian Institute for Advanced Research and serves on the Business Advisory Council of the School of Business (University of Alberta). In the past five years, Mr. Ferguson served as Chairman and a director of TransAlta Corporation.

	Attendance	Securities held				Total value
	Overall		Common		Total Common	of Common
	attendance		Shares	DDSUs	Shares/DDSUs	Shares/DDSUs
Board/Committee membership	100%	Year	(#)	(#)	(#)	($)

Board	13 of 13	2007	11,630	25,860	37,490	1,852,022
Human Resources – Chair	3 of 3	2006	11,420	22,689	34,109	1,824,832
Corporate Governance and Public Policy	3 of 3

Independent	The Hon. Paule Gauthier, P.C., O.C., O.Q., Q.C., Quebec City, Quebec, Canada

Mrs. Gauthier, 64, has served on the board of the Bank since October 1, 1991. Mrs. Gauthier is a senior partner of the law firm Stein Monast L.L.P. She is a director of RBC Dexia Investor Services Trust, Cossette Communication Group Inc., Metro Inc., Rothmans Inc. and TransCanada Corporation. She is also a director of the Institut Québécois des Hautes Études Internationales (Laval University).

	Attendance	Securities held				Total value
	Overall		Common		Total Common	of Common
	attendance		Shares	DDSUs	Shares/DDSUs	Shares/DDSUs
Board/Committee membership	100%	Year	(#)	(#)	(#)	($)

Board	13 of 13	2007	29,487	29,072	58,559	2,892,797
Conduct Review and Risk Policy	7 of 7	2006	14,209	25,813	40,022	2,141,177
Corporate Governance and Public Policy	3 of 3

Independent	Timothy J. Hearn, Calgary, Alberta, Canada

Mr. Hearn, 63, has served on the board of the Bank since March 3, 2006. Mr. Hearn has been Chairman, President and Chief Executive Officer of Imperial Oil Limited (an integrated petroleum company) since April 2002. Mr. Hearn joined Imperial Oil Limited in 1967 and became Vice-President of its marketing retail business in 1986. Since then he has held a series of progressively more responsible executive positions with Imperial Oil Limited and its affiliates, becoming Vice-President of Human Resources of Exxon Mobil Corporation (an integrated petroleum company) in 1999 and President of Imperial Oil Limited in January 2002. Mr. Hearn also serves as Chairman of the Board of the C.D. Howe Institute. He is a member of the Canadian Council of Chief Executives, and co-chairs a national fundraising campaign for the University of Alberta and chairs a fundraising campaign for Tyndale University College.

	Attendance	Securities held				Total value
	Overall		Common		Total Common	of Common
	attendance		Shares	DDSUs	Shares/DDSUs	Shares/DDSUs
Board/Committee membership	88%	Year	(#)	(#)	(#)	($)

Board	12 of 13	2007	20,810	5,571	26,381	1,303,200
Audit	8 of 9	2006	15,300	2,377	17,677	945,720
Corporate Governance and Public Policy	2 of 3

8	Royal Bank of Canada

Independent	Alice D. Laberge, Vancouver, British Columbia, Canada

Ms. Laberge, 51, has served on the board of the Bank since October 18, 2005. Ms. Laberge is a director of Potash Corporation of Saskatchewan, Russel Metals Inc., United Way of the Lower Mainland and St. Paul's Hospital Foundation. From December 2003 to July 2005, Ms. Laberge served as President, Chief Executive Officer and a director of Fincentric Corporation (a global provider of software solutions to financial institutions). From October 2000 to November 2003, she served as Fincentric Corporation's Chief Financial Officer. Prior to that, Ms. Laberge served as Chief Financial Officer and Senior Vice-President of Finance for MacMillan Bloedel Limited. In the past five years, Ms. Laberge served as a director of BC Hydro and Catalyst Paper Corporation.

	Attendance	Securities held				Total value
	Overall		Common		Total Common	of Common
	attendance		Shares	DDSUs	Shares/DDSUs	Shares/DDSUs
Board/Committee membership	100%	Year	(#)	(#)	(#)	($)

Board	13 of 13	2007	3,000	7,163	10,163	502,034
Audit	9 of 9	2006	2,500	3,702	6,202	331,807
Conduct Review and Risk Policy	7 of 7

Independent	Jacques Lamarre, O.C., Montreal, Quebec, Canada

Mr. Lamarre, 64, has served on the board of the Bank since September 23, 2003. Mr. Lamarre is President, Chief Executive Officer and a director of SNC-Lavalin Group Inc. (a global engineering and construction company). Mr. Lamarre is a director of the Canadian Council of Chief Executives and a member of the Conference Board of Canada, the World Economic Forum, the Engineering Institute of Canada and several other not-for-profit organizations. In the past five years, Mr. Lamarre served as a director of Canadian Pacific Railway Limited.

	Attendance	Securities held				Total value
	Overall		Common		Total Common	of Common
	attendance		Shares	DDSUs	Shares/DDSUs	Shares/DDSUs
Board/Committee membership	89.7%	Year	(#)	(#)	(#)	($)

Board	12 of 13	2007	15,000	17,173	32,173	1,589,329
Audit	8 of 9	2006	15,000	13,476	28,476	1,523,466
Conduct Review and Risk Policy	6 of 7

Independent	Brandt C. Louie, F.C.A., West Vancouver, British Columbia, Canada

Mr. Louie, 64, has served on the board of the Bank since November 20, 2001. Mr. Louie is President, Chief Executive Officer and a director of H.Y. Louie Co. Limited (a food retail distribution company) and Chairman, Chief Executive Officer and a director of London Drugs Limited (a drug retail distribution company). Mr. Louie is also Vice-Chairman and a director of IGA Canada Limited, Chancellor of Simon Fraser University, Governor of the Vancouver Board of Trade/World Trade Centre, Governor of the British Columbia Business Council, and a member of the Canadian Council of Chief Executives and the Dean’s Council of the John F. Kennedy School of Government at Harvard University. In the past five years, Mr. Louie served as Chairman and a director of the British Columbia Lottery Corporation, Vice-Chairman and a director of Canfor Corporation, and Chairman and a director of Slocan Forest Products Ltd.

	Attendance	Securities held				Total value
	Overall		Common		Total Common	of Common
	attendance		Shares	DDSUs	Shares/DDSUs	Shares/DDSUs
Board/Committee membership	90.5%	Year	(#)	(#)	(#)	($)

Board	12 of 13	2007	37,216	22,978	60,194	2,973,603
Conduct Review and Risk Policy(1)	2 of 3	2006	37,216	19,314	56,530	3,024,355
Corporate Governance and Public Policy	3 of 3
Human Resources(1)	2 of 2

(1)	Effective March 2, 2007, Mr. Louie was appointed to the Human Resources Committee and ceased to be a member of the Conduct Review and Risk Policy Committee.

Royal Bank of Canada	9

Independent	Michael H. McCain, Toronto, Ontario, Canada

Mr. McCain, 49, has served on the board of the Bank since October 18, 2005. Mr. McCain is the President, Chief Executive Officer and a director of Maple Leaf Foods Inc. (a food processing company). Mr. McCain is Chairman and a director of Canada Bread Company Limited, a director of McCain Capital Corporation, McCain Foods Group Inc. and the American Meat Institute, a member of the Canadian Council of Chief Executives and a member of the Advisory Board of the Richard Ivey School of Business and of the Board of Trustees of The Hospital for Sick Children. In the past five years, Mr. McCain served as a director of Bombardier Inc.

	Attendance	Securities held				Total value
	Overall		Common		Total Common	of Common
	attendance		Shares	DDSUs	Shares/DDSUs	Shares/DDSUs
Board/Committee membership	95%	Year	(#)	(#)	(#)	($)

Board	12 of 13	2007	26,400	6,472	32,872	1,623,893
Conduct Review and Risk Policy	7 of 7	2006	26,400	3,419	29,819	1,595,317

As President and Chief Executive Officer, Mr. Nixon is not independent	Gordon M. Nixon, Toronto, Ontario, Canada

Mr. Nixon, 50, has served on the board of the Bank since April 1, 2001. Mr. Nixon has been President and Chief Executive Officer of the Bank since August 1, 2001. Mr. Nixon first joined RBC Dominion Securities Inc. 28 years ago, where he held a number of operating positions, serving as Chief Executive Officer from December 1999 to April 2001. Mr. Nixon is a member of the Board of Trustees of The Hospital for Sick Children, a director of the International Monetary Conference, Chairman and a director of the Canadian Council of Chief Executives, a member of the Catalyst Canada Advisory Board, a member of the Advisory Council of DaimlerChrysler Canada Inc. and a director of the Toronto Region Research Alliance.

	Attendance	Securities held				Total value
	Overall		Common		Total Common	of Common
	attendance		Shares	DDSUs	Shares/DDSUs	Shares/DDSUs
Board/Committee membership	100%	Year	(#)	(#)	(#)	($)

Board	13 of 13	2007	604,148	307,492(1)	911,641	45,035,044
N/A(2)		2006	440,789	322,453	763,242	40,833,447

Independent	David P. O’Brien, Calgary, Alberta, Canada

Mr. O’Brien, 66, is Chairman of the Board of the Bank and has served as a director of the Bank since May 7, 1996. Mr. O’Brien is also the Chairman and a director of EnCana Corporation (an oil and gas company). From October 2001 to April 2002, Mr. O’Brien was Chairman, Chief Executive Officer and a director of PanCanadian Energy Corporation (an oil and gas company), which merged with Alberta Energy Company Ltd. in April 2002 to form EnCana Corporation. Mr. O’Brien is also Chancellor of Concordia University, a director of FET Resources Ltd. (Focus Energy Trust), Molson Coors Brewing Company, TransCanada Corporation and the C.D. Howe Institute, and a member of the Science, Technology and Innovation Council of Canada. In the past five years, Mr. O’Brien served as a director of Air Canada, Fairmont Hotels & Resorts Inc. and Inco Limited. Mr. O’Brien was for five years prior to October 1, 2001, Chairman, President and Chief Executive Officer of Canadian Pacific Limited, and served as well on the boards of directors of a number of Canadian Pacific Limited subsidiaries.

	Attendance(3)	Securities held				Total value
	Overall		Common		Total Common	of Common
	attendance		Shares	DDSUs	Shares/DDSUs	Shares/DDSUs
Board/Committee membership	100%	Year	(#)	(#)	(#)	($)

Board	13 of 13	2007	116,912	–	116,912	5,775,453
Corporate Governance and Public Policy – Chair	3 of 3	2006	112,055	–	112,055	5,994,943
Human Resources	3 of 3

(1)	Represents 136,892 Deferred Share Units under the Deferred Share Unit Plan for executive officers of the Bank and 170,600 Performance Deferred Share Units under the Performance Deferred Share Unit Program (see the description of these Programs under “Executive Compensation Discussion and Analysis” in this Circular).

(2)	As President and Chief Executive Officer of the Bank, Mr. Nixon is not a member of any board committee but attends meetings of all committees at the invitation of the board whenever possible.

(3)	As Chair of the Corporate Governance and Public Policy Committee and a member of the Human Resources Committee, Mr. O’Brien attended all meetings of those committees. In his capacity as Chairman of the Board, Mr. O’Brien attends the meetings of other committees whenever possible.

10	Royal Bank of Canada

Independent	J. Pedro Reinhard, Key Biscayne, Florida, U.S.A.

Mr. Reinhard, 62, has served on the board of the Bank since May 18, 2000. Mr. Reinhard is President of Reinhard & Associates and a director of the Colgate-Palmolive Company and Sigma-Aldrich Corporation. From 1996 to 2005, Mr. Reinhard served as Executive Vice-President and Chief Financial Officer of The Dow Chemical Company (a science and technology company). In the past five years, Mr. Reinhard served as a director of The Coca-Cola Company, The Dow Chemical Company and the Dow Corning Corporation.

	Attendance	Securities held				Total value
	Overall		Common		Total Common	of Common
	attendance		Shares	DDSUs	Shares/DDSUs	Shares/DDSUs
Board/Committee membership	100%	Year	(#)	(#)	(#)	($)

Board	13 of 13	2007	–	34,881	34,881	1,723,103
Conduct Review and Risk Policy – Chair	7 of 7	2006	–	30,389	30,389	1,625,812
Audit	9 of 9

If elected, will be Independent	Edward Sonshine, Q.C., Toronto, Ontario, Canada

Mr. Sonshine, 60, has been President and Chief Executive Officer of RioCan Real Estate Investment Trust (a retail real estate entity) since January 1994. He is also Chairman and a director of Chesswood Income Fund, Chairman of the Mount Sinai Hospital Foundation, and a director of Mount Sinai Hospital and several other not-for-profit organizations. In the past five years, Mr. Sonshine served as a director of Cineplex Galaxy Income Fund and Cangene Corporation.

	Attendance	Securities held				Total value
	Overall		Common		Total Common	of Common
	attendance		Shares	DDSUs	Shares/DDSUs	Shares/DDSUs
Board/Committee membership	N/A	Year	(#)	(#)	(#)	($)

N/A	N/A	2007	7,000	–	7,000	345,800

Independent	Kathleen P. Taylor, Toronto, Ontario, Canada

Ms. Taylor, 50, has served on the board of the Bank since November 20, 2001. Ms. Taylor is the President and Chief Operating Officer of Four Seasons Holdings Inc. (a hotel and resort management company) and prior to January 1, 2007, served as its President of Worldwide Business Operations. Ms. Taylor is a director of The Hospital for Sick Children Foundation, a cabinet member of the United Way of Greater Toronto and a member of The World Travel & Tourism Council, the Industry Real Estate Financing Advisory Council of the American Hotel and Motel Association and the International Advisory Council of the Schulich School of Business (York University).

	Attendance	Securities held				Total value
	Overall		Common		Total Common	of Common
	attendance		Shares	DDSUs	Shares/DDSUs	Shares/DDSUs
Board/Committee membership	84%	Year	(#)	(#)	(#)	($)

Board	11 of 13	2007	11,640	23,565	35,205	1,739,126
Audit	8 of 9	2006	9,240	19,782	29,022	1,552,677
Human Resources	2 of 3

Royal Bank of Canada	11

Independent	Victor L. Young, O.C., St. John’s, Newfoundland and Labrador, Canada

Mr. Young, 62, has served on the board of the Bank since April 2, 1991. From 1984 until May 2001, Mr. Young served as Chairman and Chief Executive Officer of Fishery Products International Limited (a frozen seafood products company). Mr. Young is a trustee of Bell Aliant Income Trust and a director of BCE Inc., Imperial Oil Limited, McCain Foods Limited and RBC Dexia Investor Services Trust.

	Attendance	Securities held				Total value
	Overall		Common		Total Common	of Common
	attendance		Shares	DDSUs	Shares/DDSUs	Shares/DDSUs
Board/Committee membership	96.2%	Year	(#)	(#)	(#)	($)

Board	13 of 13	2007	16,333	18,338	34,671	1,712,731
Audit(1)	4 of 5	2006	15,804	16,136	31,940	1,708,790
Conduct Review and Risk Policy	7 of 7
Corporate Governance and Public Policy(1)	1 of 1

(1)	Effective March 2, 2007, Mr. Young was appointed to the Audit Committee and ceased to be a member of the Corporate Governance and Public Policy Committee.

Director attendance and meetings held during the year ended October 31, 2007
Board members are expected to attend the Annual Meeting as well as board meetings and meetings of committees on which they serve. Minimum attendance of 75% of board and committee meetings is required. Meeting attendance of each nominee proposed for election as director is reported above.

Summary of board and committee meetings held

Board	13

Audit Committee	9

Conduct Review and Risk Policy Committee	7

Corporate Governance and Public Policy Committee	3

Human Resources Committee	3

Regional director committees of the board also held meetings as follows:

Atlantic	1

Quebec	–

Ontario	1

Prairies	1

British Columbia	1

Attendance for directors who are not standing for re-election on February 29, 2008

George A. Cohon – 95.5% attendance
Board	12 of 13
Audit Committee	4 of 4
Corporate Governance and Public Policy Committee	2 of 2
Human Resources Committee	3 of 3

Robert B. Peterson – 100% attendance
Board	13 of 13
Audit Committee	9 of 9
Human Resources Committee	3 of 3

Mr. Cecil W. Sewell, Jr., who did not stand for re-election at the Annual Meeting held March 2, 2007, attended 5 of 5 board meetings.

12	Royal Bank of Canada
   Directors’ compensation
Directors who are also officers of the Bank or its subsidiaries receive no remuneration as directors.
     Annual retainers and attendance fees were paid to other members of the Board of Directors on the following basis during the year ended October 31, 2007:

(i)	dedicated annual board retainer in Common Shares or Director Deferred Stock Units	Value of $90,000
(ii)	basic annual board retainer	$30,000
(iii)	additional annual retainer for Audit Committee chair	$50,000
(iv)	additional annual retainer for chairs of other board committees (excluding regional director committees)	$10,000
(v)	additional annual retainer for members of Audit Committee (excluding Committee chair)	$6,000
(vi)	additional annual retainer for members of other board committees (excluding committee chairs and regional director committees)	$3,000
(vii)	each board meeting attended	$2,000
(viii)	each committee meeting attended (except regional director committee meetings)	$1,500
(ix)	each regional director committee meeting attended (to a maximum of two)	$1,000
(x)	additional annual retainer for Chairman of the Board	$275,000

Directors are also reimbursed for transportation and other expenses incurred for attendance at board and committee meetings.
Dedicated annual board retainer
The $90,000 dedicated annual board retainer is paid in Common Shares under the Director Share Purchase Plan, unless a director elects to have it paid in Director Deferred Stock Units (DDSUs) under the Bank’s Director Deferred Stock Unit Plan. The dedicated annual board retainer continues to be invested even after a director reaches the minimum share ownership level under the share ownership guideline. Directors are required to retain all DDSUs and Common Shares acquired with the dedicated annual board retainer until they cease to be members of the board.
Director Share Purchase Plan
The Director Share Purchase Plan allows directors to receive in Common Shares:
•	100% of the dedicated annual board retainer; and

•	100% or any portion of all other board fees, being board and committee retainer and attendance fees.
All administration costs as well as any brokerage fees associated with the purchase and registration of Common Shares are paid by the Bank.
Director Deferred Stock Unit Plan
Under the Bank’s Director Deferred Stock Unit Plan, directors may elect to receive in the form of DDSUs:
•	100% of the dedicated annual board retainer; and

•	50% or 100% of all other board fees.
Each DDSU has an initial value equal to the market value of a Common Share at the time the DDSU is credited to a director. The value of a DDSU, when converted to cash, is equivalent to the market value of a Common Share at the time the conversion takes place. DDSUs attract dividends in the form of additional DDSUs at the same rate as dividends on Common Shares. A director cannot convert DDSUs to cash until the director ceases to be a member of the board.
Share ownership guideline
Directors are required to hold Common Shares or DDSUs with a value of not less than $500,000. Directors are expected to reach this level within five years.
Alignment of interests
The Board of Directors believes that the following measures effectively align the interests of directors with those of shareholders:
•	the share ownership guideline;

•	the dedicated annual board retainer paid in Common Shares or DDSUs;

•	the requirement for directors to retain until retirement all Common Shares acquired with the dedicated annual board retainer; and

•	the requirement for directors to retain until retirement all DDSUs.
Director Stock Option Plan
On November 19, 2002, the Board of Directors permanently discontinued all further grants of options under the Director Stock Option Plan. Unexercised options granted prior to the plan’s termination remain outstanding.
     The exercise price of options granted under the plan was set at the market value of the Common Shares at the time of grant. Options granted may be exercised for a period of 10 years from the date of the grant, subject to earlier termination five years following the retirement of their holder from the board or two years following the death of their holder. Effective May 2007, on a voluntary basis, directors could elect to participate in a program for the automatic exercise of stock options. This election is irrevocable. Under this program stock options are exercised automatically, beginning the 7th year after their grant, in quarterly installments on the 10th business day following release of the Bank’s quarterly financial information.

Royal Bank of Canada	13
Aggregated director option exercises during most recently completed financial year and financial year-end option values(1), (2)

				Value of unexercised in-the-
	Options exercised	Aggregate value	Unexercised options at	money options at
	during fiscal 2007	realized	October 31, 2007	October 31, 2007(3)
Name	(#)	($)	(#)	($)
W.G. Beattie	Nil	Nil	20,000	629,120
G.A. Cohon	Nil	Nil	36,000	1,334,320
D.T. Elix	Nil	Nil	28,000	924,520
J.T. Ferguson	Nil	Nil	36,000	1,334,320
P. Gauthier	36,000	1,322,717	Nil	Nil
D.P. O’Brien	Nil	Nil	36,000	1,334,320
R.B. Peterson	Nil	Nil	36,000	1,334,320
J.P. Reinhard	Nil	Nil	28,000	956,680
K.P. Taylor	Nil	Nil	20,000	632,120
V.L. Young(4)	2,500	95,613	33,500	1,231,720

(1)	Options granted to Mr. G.M. Nixon under the Stock Option Plan for eligible employees of the Bank are reported under “Officers’ remuneration” in this Circular.

(2)	No options were granted to directors who joined the board after November 19, 2002, the date option grants were permanently discontinued under the Director Stock Option Plan.

(3)	The value of unexercised in-the-money options is the difference between the exercise price of the options and the fair market value of the Common Shares on October 31, 2007, which was $56.04 per share.

(4)	Mr. V.L. Young irrevocably elected to participate in the automatic exercise of options program for directors.

Compensation of the Bank’s directors on subsidiary boards
During the 2007 fiscal year, certain directors of the Bank received compensation for serving as directors of RBC Centura Banks, Inc. and RBC Centura Bank, subsidiaries of the Bank,(1) and of RBC Dexia Investor Services Trust, a company in which the Bank indirectly holds a 50% ownership interest.
     Mr. W.G. Beattie is a director of both RBC Centura Banks, Inc. and RBC Centura Bank and serves as Chair of the Corporate Governance Committees and as a member of the Executive Committees of these boards. As a non-management director of these subsidiaries, Mr. Beattie is paid the following amounts:

(i)	single annual retainer for service on both boards	US$25,000
(ii)	single annual retainer for chair of Corporate Governance Committees of both boards	US$5,000
(iii)	single fee for concurrent meetings of both boards	US$2,000
(iv)	single fee for concurrent meetings of Corporate Governance Committees of both boards	US$3,000
(v)	single fee for concurrent meetings of Executive Committees of both boards	US$2,000

On January 1, 2007 these subsidiaries established the RBC Centura Director Deferred Stock Unit Plan, which is substantially similar to RBC’s Director Deferred Stock Unit Plan. For the year ended October 31, 2007, Mr. Beattie earned US$66,000 for service on the boards of both RBC Centura Banks, Inc. and RBC Centura Bank, which he elected to receive in the form of director deferred stock units under the RBC Centura Director Deferred Stock Unit Plan. These director deferred stock units have values equivalent to Common Shares of the Bank.
     Mr. G.A. Cohon, Mrs. P. Gauthier and Mr. V.L. Young serve as non-management directors on the board of RBC Dexia Investor Services Trust, and each receives annual fees of $30,000. In addition, Mrs. Gauthier and Mr. Young each receive $5,000 annually for service as Chair of the Conduct Review Committee and Chair of the Audit Committee, respectively. For the year ended October 31, 2007, total earnings for services on this board for Mr. Cohon, Mrs. Gauthier and Mr. Young were $30,000, $35,000 and $35,000, respectively.

(1)	Mr. C.W. Sewell, Jr., prior to his retirement from the Board of Directors of the Bank on March 2, 2007, served as Chairman of both RBC Centura Banks, Inc. and RBC Centura Bank until December 2006 and as a member of these boards and their Executive Committees and Corporate Governance Committees until February 2007. For the period of his service during the year ended October 31, 2007, Mr. Sewell earned a prorated portion of the Chairman’s retainer and meeting fees for total earnings in the amount of US$23,143.

14	Royal Bank of Canada
Individual compensation earned by directors in fiscal 2007(1)
The following table shows the amounts, before withholdings, earned by individual non-management directors in respect of membership on the Board of Directors of the Bank and its committees in the fiscal year ended October 31, 2007.

	Board retainer									Total fees
											In
				Committee		Board	Committee				Common
	Dedicated	Basic		member		attendance	attendance		Total fees		Shares/	Allocation of fees
	retainer(2)	retainer		retainer		fees(3)	fees		earned	In cash	DDSUs	between cash and
Name	($)	($)		($)		($)	($)		($)	($)	($)	Common Shares/DDSUs
W.G. Beattie	90,000	30,000		6,000		28,000	15,000		169,000	–	169,000	100% DDSUs
G.A. Cohon(4)	90,000	30,000		7,000		26,000	13,500		166,500	–	166,500	Dedicated Retainer in Shares Remainder – 50% DDSUs/ 50% Shares
D.T. Elix	90,000	30,000		3,000		24,000	3,000		150,000	–	150,000	100% DDSUs
J.T. Ferguson	90,000	30,000		13,000	(5)	28,000	10,000	(6)	171,000	40,500	130,500	Dedicated Retainer in DDSUs Remainder – 50% DDSUs/ 50% Cash
P. Gauthier	90,000	30,000		6,000		28,000	15,000		169,000	39,500	129,500	Dedicated Retainer in DDSUs Remainder – 50% DDSUs/ 50% Cash
T.J. Hearn	90,000	30,000		9,000		24,000	16,000	(6)	169,000	–	169,000	100% DDSUs
A.D. Laberge	90,000	30,000		9,000		28,000	24,000		181,000	–	181,000	100% DDSUs
J. Lamarre	90,000	30,000		9,000		26,000	21,000		176,000	–	176,000	100% DDSUs
B.C. Louie	90,000	30,000		6,000		26,000	11,500	(6)	163,500	–	163,500	100% DDSUs
M.H. McCain	90,000	30,000		3,000		26,000	10,500		159,500	–	159,500	100% DDSUs
D.P. O’Brien	90,000	305,000	(7)	13,000	(5)	28,000	10,000	(6)	446,000	326,000	120,000	Chairman Retainer in Cash Dedicated Retainer in Shares Remainder – 37% Shares/ 63% Cash
R.B. Peterson(8)	90,000	30,000		53,000	(9)	28,000	18,000		219,000	–	219,000	100% DDSUs
J.P. Reinhard	90,000	30,000		16,000	(5)	28,000	24,000		188,000	–	188,000	100% DDSUs
C.W. Sewell, Jr.(10)	37,500	12,500		–		10,000	–		60,000	22,500	37,500	Dedicated Retainer in DDSUs Remainder in cash
K.P. Taylor	90,000	30,000		9,000		24,000	16,000	(6)	169,000	–	169,000	100% DDSUs
V.L. Young	90,000	30,000		8,000		28,000	19,000	(6)	175,000	85,000	90,000	Dedicated Retainer in DDSUs Remainder in cash
TOTAL	1,387,500	737,500		170,000		410,000	226,500		2,931,500	513,500	2,418,000

(1)	Does not include directors who are also officers of the Bank or its subsidiaries. Does not include fees for services as a director of subsidiaries or companies in which the Bank has a significant interest, as described above under “Compensation of the Bank’s directors on subsidiary boards.”

(2)	Dedicated annual retainer must be paid in Common Shares or DDSUs.

(3)	Includes $2,000 for participation in the annual strategy meeting.

(4)	Mr. G.A. Cohon is not standing for re-election at the Annual Meeting on February 29, 2008.

(5)	Includes Committee Chair retainer of $10,000.

(6)	Includes regional committee meeting fees.

(7)	Includes an additional cash retainer of $275,000 which Mr. D.P. O’Brien receives as Chairman of the Board.

(8)	Mr. R.B. Peterson is not standing for re-election at the Annual Meeting on February 29, 2008.

(9)	Includes Audit Committee Chair retainer of $50,000.

(10)	Mr. C.W. Sewell, Jr. retired from the Board of Directors of the Bank on March 2, 2007.

Royal Bank of Canada	15
   Committee reports
The board has established four committees to assist it in exercising its responsibilities: the Audit Committee, the Conduct Review and Risk Policy Committee, the Corporate Governance and Public Policy Committee, and the Human Resources Committee. Each committee has provided a report below which describes the composition of the committee, its responsibilities and key activities.
   Report of the Audit Committee
As required by the Bank Act, none of the members of the Audit Committee is an officer or employee of the Bank or of a subsidiary of the Bank. All of the members of the Committee are “unaffiliated” pursuant to the regulations made under the Bank Act. In addition, the board has determined that all of the members of the Committee are independent directors who also meet the additional independence standards specified for Audit Committee members under the Bank’s Director Independence Policy. None of the members of the Committee receives, directly or indirectly, any compensation from the Bank or any of its subsidiaries, other than for services as a director and member of the board committees of the Bank or a subsidiary. The board has determined that each member of the Committee is “financially literate” within the meaning of the rules of the Canadian Securities Administrators relating to audit committees and the corporate governance listing standards of the New York Stock Exchange. In considering criteria for determinations of financial literacy, the board looks at the ability to read and understand a balance sheet, an income statement and a cash flow statement of a financial institution. The board has determined that each of Timothy J. Hearn, Alice D. Laberge, J. Pedro Reinhard and Victor L. Young qualifies as an “audit committee financial expert” as defined by rules of the U.S. Securities and Exchange Commission (SEC).
     The Committee assists the board in its oversight of: (i) the integrity of the Bank’s financial statements; (ii) the qualifications, performance and independence of the external auditor, Deloitte & Touche LLP; (iii) the adequacy and effectiveness of internal controls; and (iv) compliance with legal and regulatory requirements. The Committee has the authority to retain and set the compensation of independent counsel and other external advisors at the expense of the Bank.
     The Committee is responsible for recommending the appointment and revocation of appointment of the external auditor and for approving the external auditor’s remuneration. The Committee is directly responsible for the oversight of the work of the external auditor, including resolution of differences between management and the external auditor regarding financial reporting. It has sole authority to approve all audit engagement fees and terms, as well as the provision of any legally permissible non-audit services provided by the external auditor, and has established policies and procedures for the pre-approval of audit and legally permissible non-audit services. The Committee is responsible for reviewing the independence and objectivity of the external auditor, including reviewing any relationships between the external auditor and the Bank that may affect the external auditor’s independence and objectivity. The Committee is also charged with reviewing with the external auditor any audit issues and management’s response. The Committee has the authority to communicate directly with the external auditors.
     Management of the Bank is responsible for the preparation, presentation and integrity of the Bank’s financial statements and for maintaining appropriate accounting and financial reporting principles, policies, internal controls and procedures designed to ensure compliance with accounting standards and applicable laws and regulations. The external auditor is responsible for planning and carrying out, in accordance with professional standards, an audit of the Bank’s annual financial statements. The external auditor also reviews the Bank’s quarterly financial information. The Committee is responsible for reviewing the adequacy and effectiveness of these activities.
     The Committee also assists the board in its oversight of the performance of the Bank’s internal audit function and has the authority to communicate directly with the internal auditors of the Bank.
     In addition, the Committee has established procedures for the receipt and resolution by the Bank of complaints concerning accounting, internal accounting controls or auditing matters, as well as procedures for the confidential and anonymous submission by employees of concerns regarding accounting or auditing matters.
     For further information relating to the Audit Committee and the Bank’s external auditor, please refer to the section entitled “Audit Committee” in the Bank’s annual information form dated November 29, 2007, which has been filed with securities regulators at sedar.com or may be obtained free of charge on request from the Secretary of the Bank. The full charter of the Committee is posted on our website at rbc.com/governance.
2007 Highlights
The Committee annually evaluates its effectiveness in fulfilling its responsibilities under its charter and is satisfied that it has effectively fulfilled those responsibilities. The Committee met nine times this year and its key activities are summarized below.
•	Reviewed and discussed with management and Deloitte & Touche LLP the quarterly unaudited and annual audited financial statements during the year ended October 31, 2007.
•	Recommended for approval by the board the quarterly unaudited financial statements, the audited financial statements for the year ended October 31, 2007, earnings releases on quarterly and annual results, the 2007 annual information form, the 2007 Annual Report and the Bank’s annual report on Form 40-F for the year ended October 31,

16	Royal Bank of Canada
2007, to be filed with the SEC. The Committee’s recommendations were based on the reports and discussions described in this report and subject to the limitations on the role and responsibilities of the Committee in its charter.
•	Discussed with Deloitte & Touche LLP the responsibilities of Deloitte & Touche LLP in performing an integrated audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) (PCAOB) and the design of the audit. The objectives of the audit are to express opinions on the fairness of the presentation in the Bank’s consolidated financial statements and on the effectiveness of the Bank’s internal control over financial reporting.
•	Discussed with Deloitte & Touche LLP matters arising from the audit that are required to be discussed by Canadian generally accepted auditing standards, and by Statement on Auditing Standards No. 61, Communication with Audit Committees, as amended and adopted by the PCAOB.
•	Received the written disclosures and the letter from Deloitte & Touche LLP required by Canadian generally accepted auditing standards, and by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, as adopted by the PCAOB, which disclose all relationships between the Bank and its related entities and the external auditor and its related entities that, in the external auditor’s judgment, may reasonably be thought to bear on its independence, and which confirm the independence of Deloitte & Touche LLP from the Bank. In connection with its assessment of the independence of the external auditor, the Committee has discussed with Deloitte & Touche LLP that firm’s independence.
•	As part of its oversight responsibility, the Committee requires that management implement and maintain appropriate internal control procedures, including internal control over financial reporting. During the year, the Committee reviewed management’s progress toward its assessment that the Bank’s internal control over financial reporting is effective and received management’s report each quarter and for the year ended October 31, 2007.
•	Met regularly with Deloitte & Touche LLP without management present, and at least quarterly, met separately with the external auditor, the Chief Internal Auditor, the General Counsel, and the Chief Compliance Officer to discuss and review specific issues as the Committee deemed appropriate.
•	Reviewed the results of an evaluation of the performance of Deloitte & Touche LLP.
•	Approved policies and procedures for the pre-approval of services to be performed by public accounting firms. These encompass all engagements of the external auditor, as well as any engagement of other public accounting firms that involves the provision of audit, review or attestation services.
•	Pre-approved all engagements with the external auditor, Deloitte & Touche LLP, reviewed the scope of the annual audit examination, received summaries of observations and recommendations regarding accounting and reporting matters arising from their quarterly reviews and year-end audits, and approved all fees of Deloitte & Touche LLP.
•	Reviewed the duties and responsibilities of the Chief Internal Auditor and the internal audit function and received quarterly reports of all audit activities conducted by the internal audit function.
•	Reviewed prospectuses relating to the issuance of securities by the Bank.
•	Received quarterly compliance reports, including compliance with global anti-money laundering regulations, which at year-end included an opinion from the Chief Compliance Officer that the organization is in compliance in all material respects with applicable laws and regulations.
•	Approved the Bank’s process for the assessment of internal capital adequacy, which is responsive to both the Bank’s Capital Management Framework and the requirements of the Basel II Capital Accord.
•	Met with representatives from the Office of the Superintendent of Financial Institutions and reviewed the results of their regular examinations.
•	Met with representatives of other key banking regulators from the United States and the United Kingdom.
•	Received regular updates from management on changes to accounting standards.
This report has been adopted and approved by the members of the Audit Committee.
Members: R.B. Peterson (Chair); T.J. Hearn; A.D. Laberge; J. Lamarre, O.C.; J.P. Reinhard; K.P. Taylor; and V.L. Young, O.C.

   Report of the Conduct Review and Risk Policy Committee
The Conduct Review and Risk Policy Committee is composed solely of independent directors. The Committee fulfills the role of a conduct review committee of the Bank, and certain of its subsidiaries, ensuring that management has established policies and procedures relating to compliance with the self-dealing provisions of the Bank Act. The Committee is also responsible for overseeing risk management of the Bank and its business groups, ensuring that management has in place policies, processes and procedures to identify and effectively manage the significant risks to which the Bank is exposed. The full charter of the Committee is posted on our website at rbc.com/governance.
2007 Highlights
The Committee annually evaluates its effectiveness in fulfilling its responsibilities under its charter and is satisfied that it has effectively fulfilled those responsibilities. The Committee met seven times this year and its key activities are summarized below.
•	Reviewed reports on transactions with related parties of the Bank to confirm that such transactions comply with the self-dealing provisions of the Bank Act and applicable provisions of the U.S. Sarbanes-Oxley Act of 2002 and related rules.

Royal Bank of Canada	17

•	Reviewed and approved amendments to the Code of Conduct.
•	Received a report on procedures for dealing with customer complaints, including the annual report of the Bank’s Ombudsman on complaints resolution, and other consumer protection provisions, including a report on compliance with the requirements of the Financial Consumer Agency of Canada.
•	Reviewed a report on the Bank’s framework of internal controls for dealing with conflicts of interest.
•	Met with representatives from the Office of the Superintendent of Financial Institutions and reviewed the results of their regular examinations of the Bank.
•	Met with representatives of other key banking regulators from the United States and the United Kingdom.
•	Received regular updates on management’s implementation of the requirements of the Basel II Capital Accord.
•	Received an overview from a risk management perspective on developments in global capital markets.
•	Reviewed the Bank’s Risk Policy Architecture and approved a new Enterprise Risk Management (ERM) Framework which provides a consolidated overview of the Bank’s program for identifying, measuring, controlling and reporting on the significant risks that face the organization. The ERM Framework is supported by a series of risk-specific frameworks outlining in more detail how each significant risk impacts the Bank, and the Bank’s mechanisms for identifying, managing and reporting those risks. During 2007, the Committee approved risk-specific frameworks for managing credit, market, insurance, operational, liquidity and funding risks, and capital management.
•	Reviewed regular reports on enterprise risks, including detailed reports on the quality of the Bank’s credit portfolio and on the assessment, monitoring and effective control of other risks facing the organization including market, operational, liquidity, regulatory, environmental and insurance risks.
•	Received, at each meeting, in-depth reviews of significant risk issues presented by the Chief Risk Officer.
•	Received, as part of the Bank’s ongoing Enterprise Compliance Management Program, regular reports on regulatory compliance matters including detailed reporting on the status of the Bank’s global anti-money laundering program and policies, the program for managing outsourcing risk, and privacy and information risk management issues.
•	Reviewed, and recommended to the board for approval, the delegation of risk limits to management, and approved transactions exceeding those delegated authorities.
•	Reviewed the initial results of the Bank’s enterprise level stress testing program.
•	Received regular updates on activities of the Bank’s Structured Transactions Oversight Committee, which reviews structured transactions and complex credits.
•	Reviewed the risk control infrastructure supporting the Bank’s capital markets businesses.
This report has been adopted and approved by the members of the Conduct Review and Risk Policy Committee.
Members: J.P. Reinhard (Chair); W.G. Beattie;
P. Gauthier, P.C., O.C., O.Q., Q.C.; A.D. Laberge;
J. Lamarre, O.C.; M.H. McCain; and V.L. Young, O.C.

   Report of the Corporate Governance and Public Policy Committee
The Corporate Governance and Public Policy Committee is composed solely of independent directors and acts as the nominating committee responsible for recommending to the board individuals qualified to become board members. The Committee is also responsible for advising and assisting the board in applying governance principles and practices; monitoring developments in corporate governance and adapting best practices to the needs and circumstances of the Bank; monitoring the amount and form of director compensation; reviewing shareholder proposals and recommending to the board responses to these proposals; overseeing the processes for the evaluation of board, committee and director effectiveness; and making recommendations regarding the effectiveness of the system of corporate governance at the Bank including:
•	the information requirements of the board;
•	the frequency and content of meetings;
•	communication processes between the board and management;
•	the charters of the board and its committees; and
•	policies governing retirement or resignation of board members and the size and composition of the board.
The full charter of the Committee is posted on our website at rbc.com/governance.
Independent advice
The Committee has sole authority to retain and approve the fees of any independent advisor that it deems necessary to carry out its responsibilities. In 2007, the Committee retained the services of an independent consultant, Thane Crossley Partners, to design and analyze the results of the 2007 evaluation of board effectiveness.
2007 Highlights
The Committee annually evaluates its effectiveness in fulfilling its responsibilities under its charter and is satisfied that it has effectively fulfilled those responsibilities. The Committee met three times this year and its key activities are summarized below.
•	Conducted the annual evaluation of effectiveness of the Board of Directors.
•	Reviewed credentials and performance of individuals proposed for election as directors and assessed their independence status, recommending to the board that 14 of the 15 nominees named in this Circular are independent.
•	Reviewed the amount and form of compensation of the directors and recommended no increase in board compensation for the coming year.

18	Royal Bank of Canada

•	Continued to monitor new legislation and best practices, and recommended revisions to the charters of each committee that were implemented by the board.
•	Reviewed the Statement of Corporate Governance Practices and Guidelines included in this Circular.
•	Received reports relating to client loyalty, media coverage, government relations and the Bank’s industry reputation.
•	Reviewed the development of corporate contributions and community involvement policies and programs of the Bank.
•	Reviewed RBC’s Environmental Blueprint.
This report has been adopted and approved by the members of the Corporate Governance and Public Policy Committee.
Members: D.P. O’Brien (Chair); W.G. Beattie;
G.A. Cohon, O.C., O.Ont.; J.T. Ferguson, F.C.A.;
P. Gauthier, P.C., O.C., O.Q., Q.C.; T.J. Hearn; and B.C. Louie, F.C.A.

   Report of the Human Resources Committee
The Human Resources Committee is composed solely of independent directors and acts as the compensation committee of the board. This Committee is responsible for advising the board on compensation and human resources principles, as well as related policies, programs and plans designed to achieve the strategic goals and financial objectives of the Bank. The board approves the President and Chief Executive Officer’s compensation based on the recommendations of the Committee in light of the Bank’s performance against approved objectives and comparable North American financial institutions. The Committee also makes recommendations to the board on the compensation of senior management, including those whose compensation is set forth in the Executive Compensation Discussion and Analysis in this Circular (Named Executive Officers). The Committee recommends the amount of compensation for the President and Chief Executive Officer on the basis of the Committee’s and the board’s assessment of the President and Chief Executive Officer’s performance, and for each Named Executive Officer on the basis of the assessment and recommendations by the President and Chief Executive Officer, as well as the Committee’s knowledge of the business objectives and results and the leadership capabilities and strengths of the Named Executive Officers. The Committee also approves the Code of Conduct and reviews senior management succession plans, leadership development programs, executive compensation disclosure and matters concerning the Bank’s pension plans. The full charter of the Committee is posted on our website at rbc.com/governance.
     The board recognizes the importance of appointing to the Committee knowledgeable and experienced individuals who have the background in executive compensation necessary to fulfill the Committee’s obligations to the board and shareholders. All of the Committee members have had significant experience in the area of executive compensation through their experience either as former chief executive officers or senior leaders directing large and complex organizations. None of the Committee members currently serves as a chief executive officer of a public company. The President and Chief Executive Officer does not participate in making appointments to the Committee.
     The Committee recognizes that independence from management is fundamental to its effectiveness in managing executive compensation programs and during 2007 adopted the practice of holding an in camera session during each Committee meeting, at which members of management are not present.
Independent advice
The Committee has sole authority to retain and approve the fees of any independent compensation consultant to assist in determining compensation for executives of the Bank. The Committee currently engages the services of an independent compensation consultant from the Hay Group to provide advice and counsel on executive compensation matters and the Chair of the Committee has direct access to the independent consultant.
     In addition to the consulting services the Hay Group provides to the Committee, the Hay Group also provides the Bank with other consulting services in the form of position evaluation services and surveys of Canadian executive and non-executive compensation and market data. Both the services and fees for these services are reviewed annually by the Committee. The 2007 fees paid to the Hay Group for these services are provided in the table below.

Fees paid in the
Services performed	2007 fiscal year
As independent consultant to the Committee	$54,504
For position evaluation services and market data surveys	$126,687

Executive compensation principles
The Committee recognizes the importance of a highly qualified senior management team committed to creating value for shareholders. To attract, retain and motivate executives with the key skills, capabilities, and experience, as well as the contribution needed to achieve the Bank’s short, mid and longer-term objectives, the Bank integrates all elements of compensation into a comprehensive package that aligns individual performance with business and Bank results.

Royal Bank of Canada	19

     The Bank’s executive compensation principles are outlined below:

1. RBC Compensation Programs Align with Shareholder Interests
2. RBC Pays for Performance
3. RBC Offers Market Competitive Compensation
4. RBC Develops and Retains Executives
1.	RBC Compensation Programs Align with Shareholder Interests. The Bank aligns the goals of executives with long-term shareholder value creation, evaluating executive performance against, and aligning the resulting incentive payments with, key financial and strategic measures tied to short, medium and long-term objectives. The Bank pays a significant portion of variable incentive compensation in the form of mid and long-term equity awards reflecting the executive’s level of business influence, accountabilities, decisions and actions, as well as their impact on long-term shareholder value creation. Formal share ownership requirements have been established to align executive and shareholder interests.
2.	RBC Pays for Performance to drive top quartile financial results and competitive advantage. The Bank’s incentive compensation programs link Bank, business segment and individual performance. This approach drives a high-performance culture that rewards superior individual contribution and the achievement of superior business results that enhance shareholder value. Pay and performance are linked through the following:
•	Significant portions of executive pay are at risk through annual variable short, mid and long-term incentives: up to 85% in the case of the President and Chief Executive Officer and the Group Executive members.

•	Compensation decisions which reflect the Bank’s absolute performance, the Bank’s performance relative to its North American peer group, and each individual’s contribution.

•	Performance thresholds which require a minimum return to shareholders be met for executives to receive a payout from an incentive program, with the Committee retaining the right to adjust incentive payouts where appropriate.

•	Incentive programs which produce payouts in the top quartile of North American peer group financial services companies with which the Bank compares itself, when the Bank has strong performance as measured against its financial targets and the competition.
3.	RBC Offers Market Competitive Compensation to attract and retain executives essential to the Bank’s success. Compensation is competitively positioned to align with the executive’s role and relevant markets in which the Bank competes for talent. For the majority of executives, com- pensation is benchmarked using independently prepared compensation surveys and publicly disclosed information for executives with similar responsibilities, primarily at Canadian financial services companies. However, some positions are also benchmarked against other large Canadian companies and U.S. and global financial services companies.
4.	RBC Develops and Retains Executives to leverage their knowledge and experience to grow the business. The Bank’s compensation programs support retention of executive talent as they have been an integral part of the Bank’s growth strategy and have enabled the Bank to achieve past success. To encourage executives to establish long-term careers with the Bank, the equity portion of annual compensation is subject to forfeiture if the executive leaves the Bank prior to awards being vested, other than for retirement.
2007 Highlights
Annually, the Committee evaluates its effectiveness in fulfilling its responsibilities under its charter and is satisfied that it has appropriately fulfilled those responsibilities. The Committee met three times this year and its key activities are summarized below.
•	Reviewed the Bank’s overall approach to compensation, including program design, policies and plans. The Committee recommended to the board changes to the Bank’s performance-based incentive programs for senior executives to further reinforce the strong link between an individual’s contribution and the Bank’s financial performance.
•	Reviewed in detail and made recommendations to the board for the compensation of the President and Chief Executive Officer and senior management, including the Named Executive Officers.
•	Reviewed the succession plans for the Bank’s top management.
•	Assessed the effectiveness of leadership development and the depth and breadth of senior talent to support the Bank’s strategic objectives.
•	Reviewed the funding, performance, investment strategy and governance structure of the Bank’s pension plans.
•	Reviewed and approved updates to the Code of Conduct.
•	Reviewed and approved the Executive Compensation Discussion and Analysis included in this Circular.
This report has been adopted and approved by the members of the Human Resources Committee.
Members: J.T. Ferguson, F.C.A. (Chair);
G.A. Cohon, O.C., O.Ont.; D.T. Elix, A.O.; B.C. Louie, F.C.A.; D.P. O’Brien; R.B. Peterson; and K.P. Taylor

20	Royal Bank of Canada
   Executive compensation discussion and analysis

Compensation is one of the primary tools used by the Bank to attract, retain and motivate executives with the skills, capabilities, experience and commitment needed to create sustainable value for shareholders. The Bank’s approach to compensation centres on performance-based incentives that are directly linked to the overall performance of the Bank in terms of short, mid and long-term objectives to ensure alignment with shareholders’ current and future interests. This is particularly true for the most senior executives, who have a significant influence on corporate performance.
The Bank’s general approach to executive compensation
The compensation package for executives has three main components: base salary, benefits, and performance-based incentives, which include the Annual Variable Short-Term Incentive Program and Mid-Term and Long-Term Equity Incentive Programs. The combination and mix of components for each executive position reflects the responsibility of the position and the ability to influence short, mid, and long-term objectives. Senior executive compensation mix is more heavily weighted in variable compensation, reinforcing the pay-for-performance link. A significant portion of performance-based compensation is delivered through deferred equity to more closely align with mid and long-term business performance. The following table outlines the target compensation mix for the President and Chief Executive Officer and the Group Executive members (the most senior management reporting directly to the President and Chief Executive Officer) and quantifies the amount of pay at risk for these senior decision makers.

Annual
	variable			Percentage
	short-term	Mid-term	Long-term	of pay at
Base salary	incentive	incentive	incentive	risk
15%	35%	25%	25%	85%

The components of compensation
The components of the Bank’s compensation package and key attributes of each component are outlined below:
Base salary and benefits

Compensation component	Eligibility	Features
Base salary	All executives	• Reflects individual responsibility, knowledge and experience, as well as the contribution expected from each individual.
• Benchmarked externally and generally positioned at the average salary paid by the peer group for similar positions. Reviewed annually and adjusted if needed.
Benefits	All executives	• Determined by country, based on the average benefits paid by the peer group.

Performance-based incentives
The Annual Variable Short-Term Incentive Program rewards executives for their contribution to both their business segment’s performance and the Bank’s overall performance. Key performance drivers for the annual incentive program are year-over-year Net Income After-Tax (NIAT) growth and Return on Equity (ROE) relative to the Bank’s North American peer group. The Human Resources Committee and the Board of Directors determine if the intended relationship between the annual variable short-term incentive payouts and Bank performance is appropriate and will deliver the desired differentiation of rewards. The Committee also establishes year-over-year NIAT growth and ROE performance thresholds that must be achieved in order for a payout to be made under this program.

Royal Bank of Canada	21

Compensation
component	Form of incentive	Eligibility	Features

Annual Variable Short-Term Incentive	Cash	All executives
•  Performance period is the fiscal year.
•  Targets are established based on market competitive incentive compensation.
•  Payout reflects individual, business segment and Bank performance. The payout level can be adjusted up or down and in instances where the threshold level of performance is not met a payout will not be made.

	Voluntary Deferred Share Unit Plan (DSU)	All executives
•  Provides a link between annual variable short-term incentive awards and the future value of Bank Common Shares, strengthening alignment between the executive and long-term shareholder interests.
•  Prior to the beginning of the fiscal year, executives have the option to make an irrevocable election to defer a specified percentage of their annual variable short-term incentive award (0%, 25%, 50%, 75%, 100%).
•  When the annual variable short-term incentive award is determined following the end of the fiscal year, the amount elected is converted to DSUs based on the average closing market price of Bank Common Shares on the five trading days prior to the fiscal year end.
•  DSUs earn dividend equivalents in the form of additional DSUs.
•  DSUs are not redeemable until retirement, permanent disability, death or termination of employment. The value is the market value of Bank Common Shares on the redemption date.

The North American Peer Group against which the Bank compares itself for performance and compensation practices is selected on the basis of the financial services company’s business line, size, scope and geographic coverage. The following table lists the 20 North American financial services companies with which the Bank compared itself in 2007.

North American peer group

Canadian peer group	U.S. peer group

BMO Financial Group	BB&T Corporation	Northern Trust Corporation
Canadian Imperial Bank of Commerce	Bank of America	The PNC Financial Services Group
National Bank of Canada	The Bank of New York	Sun Trust Banks Inc.
Bank of Nova Scotia	Fifth Third Bancorp	U.S. Bancorp
TD Bank Financial Group	J.P. Morgan Chase & Co.	Wachovia Corporation
Manulife Financial Corporation	KeyCorp	Wells Fargo & Company
Sun Life Financial Inc.	National City Corporation

The annual variable short-term incentive payouts are calculated as follows:

Base salary		Annual incentive target		Individual performance multiplier		Business performance multiplier				Annual Variable Short-Term Incentive Award
Based on individual responsibility, knowledge & experience	X	A percentage of base salary – varies by executive/position	X	Based on individual performance relative to personalized goals (0 to 2.0 x target range)	X	70% Business segment performance	+	30% RBC performance	=
Performance metrics: NIAT growth & relative return on equity

For fiscal 2007, the Committee established an annual variable short-term incentive target for the President and Chief Executive Officer of 1.5 times base salary. For the other Named Executive Officers (other than Group Head, Capital Markets and Group Head, Global Technology and Operations) annual variable short-term incentive targets range from 1.0 to 1.25 times base salary. The annual variable short-term incentive targets for the Group Head, Capital Markets and Group Head, Global Technology and Operations were based on targeted compensation. The individual performance for Named Executive Officers is reviewed by the President and Chief Executive Officer and the Committee against a variety of factors, including business results, demonstrated leadership and overall contribution to the Bank’s success. The business performance multiplier for the President and Chief Executive Officer and executives in Global Functions and Global Technology and Operations is the weighted average of the four business segments’ results (Canadian Banking, U.S. & International Banking, Wealth Management, and Capital Markets).

22	Royal Bank of Canada
     The annual variable short-term incentive award is only paid when minimum performance thresholds are met. The board has the discretion to increase or decrease the annual variable short-term incentive (STI) payout to reflect individual performance, Bank performance, or other circumstances the board feels are appropriate. The table below describes the performance features built into the STI Program and the correlating payout:
performance drivers. However, in calculating STI payouts, the Bank adjusted NIAT for certain items, such as the gain from the exchange of the Bank’s membership interest in Visa Canada Association for shares of Visa Inc. and the increase to the credit card customer loyalty reward program liability. Adjusting for these items for STI purposes reduced the Bank’s year-over-year NIAT growth resulting in a general decrease for 2007 STI payout levels when compared with 2006.

Performance	Award level

Superior performance	Above target payout
High performance	Target payout
Lower performance	Below target payout
Below threshold performance	No payout

2007 Annual Variable Short-Term Incentive Performance Drivers
Measure	Actual result

NIAT growth	16%

Bank ROE	24.6%
Relative ROE	Top third

In 2007, the Bank reported record NIAT of $5,492 million for the year ended October 31, 2007, up $764 million, or 16%, from a year ago and ROE at 24.6%, compared to 23.5% a year ago, which was in the top third of the peer group. ROE and year-over-year growth in NIAT exceeded the Bank’s STI
The Mid-Term and Long-Term Equity Incentive Programs recognize consistent individual performance, contribution to the mid-term and long-term success of the Bank, as well as potential for future contribution and are intended to provide greater alignment between the interests of executives and shareholders.

Compensation
component	Form of incentive	Eligibility	Features

Mid-Term Incentive	Performance Deferred Share Units (PDSP)	Executives
•  Rewards participants for performance, measured by the Bank’s three-year Total Shareholder Return (TSR) relative to the North American peer group.
•  PDSP awards granted to senior executives are 100% performance-based. Subject to the performance modifier, at the time of vesting the award can remain the same, increase by up to 50% or decrease by up to 50% depending on the Bank’s relative performance. Effective with the December 2006 grants, there is a provision for no payouts to senior executives if performance thresholds are not met.
•  PDSPs earn dividend equivalents in the form of additional PDSPs.
•  Awards fully vest at the end of a three-year period. The value of share units is equal to the market value of Bank Common Shares at vesting date.

	RBC Share Units	Key executive talent
•  Used selectively to attract and retain key talent.
•  The awards are either actual Bank Common Shares held in trust, which earn dividends, or Bank Common Share Units which earn dividend equivalents.
•  Awards may vest fully either at the end of a three-year period or vest over a three-year period in equal installments in each of the three years.
•  The value of the shares or share units is equal to the market value of Bank Common Shares at vesting date.

Long-Term Incentive	Stock options	Senior executives
•  Provides senior executives with an added incentive to enhance long-term shareholder value.
•  Options are granted to senior executives for the purchase of a set number of common shares at an established exercise price.
•  Options may be exercised over a 10-year period; 25% of the options vest one year after the date of grant and an additional 25% vest annually over the subsequent three years.

For Performance Deferred Share (PDSP) awards granted in December 2004 which vested in December 2007, 50% of the award was performance-based. At the time of vesting, the
Bank’s TSR was in the top quartile of its peer group. This resulted in the performance component of the awards being increased by 50%. Historical information is shown below:

Performance Deferred Share Program payout ranges

Grant date	Jan. 2003 (vested Jan. 2006)	Dec. 2003 (vested Dec. 2006)	Dec. 2004 (vested Dec. 2007)	Dec. 2005 (vests Dec. 2008)	Dec. 2006 (vests Dec. 2009)	Dec. 2007 (vests Dec. 2010)

Payout range	75% – 125%	75% – 125%	75% – 125%	75% – 125%	0% – 150% for senior executives; 75% –125% for all other participants	0% – 150% for senior executives; 75% –125% for all other participants

Actual payout	100%	125%	125%	–	–	–

Peer group	15 financial institutions	15 financial institutions	North American peer group	North American peer group	North American peer group	North American peer group

Royal Bank of Canada	23

     The Bank’s Stock Option award granting practices comply with the Toronto Stock Exchange requirements. Awards are granted annually by the board based on a pre-established grant date which falls in an open trading window pursuant to the Bank’s Insider Trading Guidelines. The Bank does not backdate stock options. On November 30, 2007, the board approved stock option awards to be granted on December 10, 2007, five business days after the release of the 2007 financial results which is in the Bank’s open trading window. The exercise price for each grant is determined as the higher of the volume-weighted averages of the trading prices per Bank Common Share of a board lot of shares traded on the Toronto Stock Exchange:
(i)	on the day preceding the day of grant; and

(ii)	the five consecutive trading days immediately preceding the day of grant.
     No single participant can be granted options for more than 5% of the outstanding Bank Common Shares. In determining grants of stock options, no consideration is given to the number of outstanding options or the in-the-money value of outstanding options. In the event that a participant ceases to be a full-time employee for any reason other than retirement, disability or death, the maturity date for options which are vested at the time of termination is the earlier of (i) the expiry of the initial 10-year option period, and (ii) three months after termination, after which all unexercised options are forfeited. In the event of retirement or disability, the option maturity date is the earlier of (i) the expiry of the initial 10-year option period, and (ii) sixty months after retirement or disability; normal vesting continues during this period. In the event of the death of a participant before or after retirement, the options vest immediately and the option maturity date is the earlier of (i) the expiry of the initial 10-year option period, and (ii) twenty-four months from date of death.
     The President and Chief Executive Officer, the Chief Financial Officer, other Group Executive members and certain senior executives may make an irrevocable election to participate in the automatic exercise of stock options program. Under this program stock options are exercised automatically, beginning at or after the 7th year after their grant, in quarterly installments on the 10th business day following release of the Bank’s quarterly financial results. Effective 2003, the Bank commenced expensing stock options in its financial statements.
     Over the years the Bank has reduced its use of stock options as a component of total compensation which has resulted in a decline in options outstanding and available to grant (overhang), outstanding options (dilution) and a decline in the number of options issued each year (burn rate).

Measure (as a percent of outstanding Bank Common Shares as of October 31, 2007)
	Target	2007	2006	2005
Overhang	< 10%	3.8%	4.3%	4.9%
Dilution	< 5%	2.1%	2.5%	3.0%
Burn rate	< 1%	.14%	.14%	.16%

Share ownership
The Bank requires executives to own Bank Common Shares, inclusive of DSUs and PDSPs, in proportion to the executives’ annual compensation and management responsibilities. To further strengthen the link between senior executives and shareholders, effective May 2007, the Bank’s ownership requirements for the President and Chief Executive Officer and the Group Executive were increased and share ownership requirements were also extended into retirement: two years after retirement for the President and Chief Executive Officer; and one year for Group Executive members.
     The Bank also encourages common share ownership to further align the interests of all employees with the interests of shareholders. To this end, the Bank offers savings and share ownership plans in which the vast majority of executives participate. All Named Executive Officers (and a significant majority of employees globally) own Bank Common Shares through one of these plans. Under the Canadian plans an executive can contribute up to 10% of his or her base salary to purchase Bank Common Shares, with the Bank matching 50% of eligible contributions with additional Bank Common Shares, up to a maximum of 3% of the executive’s base salary. For Capital Markets employees in Canada, the Bank matches eligible contributions up to a maximum of $4,500.

Minimum share ownership requirements

Group Executive members

President and Chief Executive Officer	8 times last three years’ average base salary. Share ownership requirements extend for 2 years into retirement.

Group Executive members (other than Group Head, Capital Markets)	6 times last three years’ average base salary. Share ownership requirements extend for 1 year into retirement.

Group Head, Capital Markets	2 times last three years’ average base salary and annual variable short-term incentive award. Share ownership requirements extend for 1 year into retirement.

Other Executives

Executive Vice-Presidents	3 times last three years’ average base salary.

Senior Vice-Presidents	2 times last three years’ average base salary.

Capital Markets Operating Committee Members	1.5 times last three years’ average base salary and annual variable short-term incentive award.

Vice-Presidents	1 times last three years’ average base salary.

24	Royal Bank of Canada

     Executives are given three years to achieve these minimum shareholdings and newly hired executives are allowed five years. All executives meet or exceed the required share ownership guidelines.
President and Chief Executive Officer performance and compensation
The Committee considers a number of factors in determining the appropriate level of competitive compensation for the President and Chief Executive Officer. These include the Bank’s performance against approved objectives and compensation practices of the Bank’s peer group.
     The President and Chief Executive Officer participates in the same compensation programs as other executives of the Bank. Details of these programs are described on pages 20 to 23 of this Circular. In setting total compensation levels for the President and Chief Executive Officer, the Bank defines total direct compensation as the aggregate of base salary, annual variable short-term incentive, and mid-term and long-term equity incentives. The Bank views the annual value of the pension benefit as a component of the overall compensation program even if there are no current payments. Information on the annual pension service cost, accrued liability and annual pension available at retirement is disclosed in the executive pension value disclosure table on page 35 of this Circular.
     Each year, the board establishes the President and Chief Executive Officer’s key objectives, financial goals and other corporate priorities for the following fiscal year. For fiscal 2007, the Committee established the President and Chief Executive Officer’s performance objectives with a 50%
weighting on the Bank’s financial results and 50% on other corporate priorities including strategic positioning of the Bank, risk profile and credit quality, talent development and management of succession plans, and corporate reputation.
     The Committee reviewed the President and Chief Executive Officer’s performance against the financial objectives and corporate priorities established for the year. Overall, Mr. G.M. Nixon continued to demonstrate strong and effective leadership of the Bank. Shareholders benefited from solid financial results (see table below) that reflected the Bank’s leadership position in core businesses in Canada and its expansion and growth in the U.S. and internationally. During 2007, the Bank continued to return capital to its shareholders through dividend increases and share buybacks, delivering a one-year total shareholder return of 16%. The Bank’s management depth and operational discipline helped to weather the turbulent market conditions that surfaced in the middle of 2007. The Bank’s strong risk management practices and solid capital position allowed it to maintain its high credit ratings and served to assure investors and bolster their confidence in the Bank. The Bank has a strong succession pool, effective talent development practices and high levels of employee engagement. Mr. Nixon’s leadership, the Bank’s performance and its global competitiveness resulted in Mr. Nixon being named Canada’s Outstanding CEO of the Year. The Committee assessed the overall performance of Mr. Nixon as having exceeded the performance objectives established for him by the board.
     The table below provides a snapshot of the Bank’s key financial results for 2007:

2007 Bank financial results
Performance
measure	Objectives	2007 Achievements		Highlights of 2007 achievements

Diluted earnings per share growth	10%+	17%	Exceeded objective	Diluted EPS growth ratio compared favourably to the annual objective, largely reflecting strong performance across most of our businesses.

Defined operating leverage(1)	> 3%	2.6%	Did not meet objective	Defined operating leverage ratio was below the annual objective, reflecting higher costs in support of growing business as well as investment in future growth initiatives, including acquisitions.

Return on common equity	20%+	24.6%	Exceeded objective	ROE was 24.6%, compared to 23.5% a year ago.

Tier 1 capital ratio	8%+	9.4%	Exceeded objective	Capital position remained strong, with a Tier 1 capital ratio comfortably above the target.

Three-year total shareholder return	Top quartile over medium term	25%	Met objective	Three-year average annual TSR of 25% ranks the bank in the top quartile against its peer group and compares favourably with the three-year average annual TSR for its peer group of 8%. The Bank’s performance reflects strong financial results, including returns on investment in its businesses, and effective risk and capital management, which has allowed the Bank to successfully meet most of its annual earnings and capital objectives over the last three years.

(1)	See page 37 of the 2007 Annual Report for more information on defined operating leverage.

Royal Bank of Canada	25

     Mr. Nixon’s base salary was reviewed by the Committee and the board and no changes were made for 2008. To recognize Mr. Nixon’s performance in 2007, the Committee recommended and the board approved an annual short-term incentive payout in the amount of $4,000,000. Based on Mr. Nixon’s sustained and expected future contribution to the mid and long-term success of the Bank and to ensure that his compensation is directly linked to long-term shareholder value creation, Mr. Nixon was granted PDSPs in the amount of $2,750,000 (52,046 performance share units at a price of $52.84) and stock options in the amount of $2,750,000 (247,344 stock options at an exercise price of $52.94).
     To stress-test the effectiveness of the Bank’s pay-for-performance approach and ensure it is delivering the desired outcomes, the Committee reviewed various scenarios of future Bank performance and how these potential outcomes would impact the President and Chief Executive Officer’s current equity based awards. This process considered the range of possible values of these awards over three years of exceptional corporate performance and the considerably lower value that could result from relatively poor performance. The Committee concluded that the awards granted to Mr. Nixon in 2007 would appropriately link pay to performance, considering the range of potential payouts that could result at time of vesting.
     The Committee believes Mr. Nixon’s interests are well aligned with those of shareholders, as Mr. Nixon’s mid-term incentive holdings, along with his significant personal Bank shareholdings are well in excess of the share ownership requirements of eight times the last three years’ average base salary:

Share ownership requirement			Shareholdings as of October 31, 2007(1)
DSU(2)
(voluntary
conversion of
annual variable
			short-term		Employee
			incentive to		Savings and			Total as a
	Ownership	Ownership	Bank Common		Share Owner-	Personal	Total	multiple of
Name	multiple	requirement	Shares)	PDSP(2)	ship Plan	holdings	shareholdings	salary

G.M. Nixon	8 x Salary	$11,200,000	135,537	194,518	22,985	580,472	933,512	37 x

(1)	Based on the market value of Bank Common Shares on October 31, 2007 of $56.04.

(2)	Held in share units.

A summary of the total compensation for the President and Chief Executive Officer for 2007 and the prior two years can be found in the “Additional voluntary executive compensation disclosure” section on page 27 of this Circular.
     This Executive Compensation Discussion and Analysis and Report on Executive Compensation is presented by the Committee, composed of:
J.T. Ferguson, F.C.A. (Chair)
G.A. Cohon, O.C., O.Ont.
D.T. Elix, A.O.
B.C. Louie, F.C.A.
D.P. O’Brien
R.B. Peterson
K.P. Taylor

26	Royal Bank of Canada
   Total Shareholder Return performance graph
The following performance graph shows the cumulative Total Shareholder Return for Royal Bank of Canada’s Common Shares (assuming dividends are reinvested) compared to the S&P/TSX Composite Banks Index and the S&P/TSX Composite Index over a five-year period ended October 31, 2007.
The graph and the table show what a $100 investment made at the end of fiscal 2002 in Royal Bank of Canada’s Common Shares and in each of the indices would be worth every year. The annualized Total Shareholder Return percentages are also provided.

Royal Bank of Canada	27
   Additional voluntary executive compensation disclosure
The following tables show the total direct compensation, as well as pension and other annual compensation for the
President and Chief Executive Officer and other Named Executive Officers for the last three years (2007, 2006 and 2005).

	Year
G.M. Nixon	2007	2006	2005
President and Chief Executive Officer	($)	($)	($)

Annualized base salary	1,400,000	1,400,000	1,400,000

Performance-based compensation
Annual short-term incentive	4,000,000	5,000,000	2,600,000
Performance deferred shares(1)	2,750,000	2,750,000	2,750,000
Stock options(2)	2,750,000	2,750,000	2,750,000
Total performance-based compensation	9,500,000	10,500,000	8,100,000

Total direct compensation	10,900,000	11,900,000	9,500,000

Perquisites	–	135,037	150,710

Employee Savings & Share Ownership Plan	41,893	41,885	41,885

Annual pension service cost(3)	782,000	766,000	620,000

Total	11,723,893	12,842,922	10,312,595

Pay-for-performance linkage	2007*	2006	2005

Market capitalization	$71.5 billion	$63.8 billion	$53.9 billion

Return on equity	24.6%	23.5%	18.0%

Total Shareholder Return – 3-year Compound Annual Growth Rate	25%	20%	19%

Diluted earnings per share	$4.19	$3.59	$2.57

*	Information can be found on the Financial highlights page and page 37 of the 2007 Annual Report.

Note: All footnote references can be found on page 28.

The following performance graph shows the cumulative Total Shareholder Return for Royal Bank of Canada’s Common Shares over the three-year period ended October 31, 2007.
This graph is presented on the same basis as the five-year Total Shareholder Return performance graph on the previous page.

Three-year Total Shareholder Return on $100 investment*

*	Assumes dividends are reinvested.

28	Royal Bank of Canada

J.R. Fukakusa	Year
Chief Financial	2007	2006	2005
Officer	($)	($)	($)

Annualized base salary(4)	500,000	400,000	400,000

Performance-based compensation
Annual short-term incentive	1,150,000	1,100,000	700,000
Performance deferred shares(1)	700,000	500,000	450,000
Stock options(2)	700,000	500,000	450,000
Total performance-based compensation	2,550,000	2,100,000	1,600,000

Total direct compensation	3,050,000	2,500,000	2,000,000

Perquisites	55,771	54,200	55,811

Employee Savings & Share Ownership Plan	14,386	11,967	11,829

Annual pension service cost(3)	213,000	160,000	122,000

Total	3,333,157	2,726,167	2,189,640

	Year
W.J. Westlake	2007	2006	2005
Group Head, Canadian Banking	($)	($)	($)

Annualized base salary	700,000	600,000	600,000

Performance-based compensation
Annual short-term incentive	1,550,000	1,725,000	1,300,000
Performance deferred shares(1)	1,100,000	1,100,000	1,000,000
Stock options(2)	1,100,000	1,100,000	1,000,000
Total performance-based compensation	3,750,000	3,925,000	3,300,000

Total direct compensation	4,450,000	4,525,000	3,900,000

Perquisites	58,750	61,715	59,732

Employee Savings & Share Ownership Plan	20,371	17,951	17,951

Annual pension service cost(3)	252,000	212,000	165,000

Total	4,781,121	4,816,666	4,142,683

M.J. Lippert	Year
Group Head, Global Technology	2007	2006	2005
and Operations	($)	($)	($)

Annualized base salary	700,000	500,000	500,000

Performance-based compensation
Annual short-term incentive	2,000,000	1,500,000	1,500,000
Performance deferred shares(1)	1,100,000	1,100,000	1,000,000
Stock options(2)	1,100,000	1,100,000	1,000,000
Total performance-based compensation	4,200,000	3,700,000	3,500,000

Total direct compensation	4,900,000	4,200,000	4,000,000

Perquisites	74,630	83,318	77,886

Employee Savings & Share Ownership Plan	19,796	14,959	14,959

Canadian allowance(5)	300,000	600,000	900,000

Annual pension service cost(3)	250,000	174,000	131,000

Total	5,544,426	5,072,277	5,123,845

	Year
C.M. Winograd	2007	2006	2005
Group Head, Capital Markets	($)	($)	($)

Annualized base salary	400,000	400,000	400,000

Performance-based compensation
Annual short-term incentive	3,750,000	5,000,000	2,800,000
Performance deferred shares(1)	1,875,000	2,500,000	1,400,000
Stock options(2)	1,875,000	2,500,000	1,400,000
Total performance-based compensation	7,500,000	10,000,000	5,600,000

Total direct compensation	7,900,000	10,400,000	6,000,000

Employee Savings & Share Ownership Plan	4,500	4,500	4,500

Annual pension service cost(3)	26,000	24,000	21,000

Total	7,930,500	10,428,500	6,025,500

Notes to total annual compensation tables:

(1)	This item represents the portion of total direct compensation that was granted under the Performance Deferred Share Program. For the award made in December 2007, this represents 52,046 Performance Deferred Share Units for Mr. G.M. Nixon, 13,248 Performance Deferred Share Units for Ms. J.R. Fukakusa, 20,818 Performance Deferred Share Units for Mr. M.J. Lippert, 20,818 Performance Deferred Share Units for Mr. W.J. Westlake, and 35,486 Performance Deferred Share Units for Mr. C.M. Winograd, all at a grant price of $52.84.

(2)	This item represents the portion of total direct compensation that was granted as stock option awards. For compensation purposes, the award made in December 2007 is valued using the five-year average Black Scholes value of 21% (the corresponding values for 2006 and 2005 were 21% and 26%, respectively). For awards made in December 2007, options were granted at an exercise price of $52.94. The award for Mr. G.M. Nixon was 247,344 options, for Ms. J.R. Fukakusa 62,960 options, for Mr. M.J. Lippert 98,940 options, for Mr. W.J. Westlake 98,940 options, and for Mr. C.M. Winograd 168,644 options.

(3)	Annual pension service cost is the value of the projected pension earned for the year of service credited for the specific fiscal year. The annual pension service cost increases with age and is impacted by changes in interest rates.

(4)	Effective January 1, 2008, Ms. J.R. Fukakusa’s annual base salary was increased to $550,000.

(5)	Amount represents the annual Canadian allowance recognizing the difference in currency values and taxes resulting from Mr. Lippert’s employment relocation in 1997 from the U.S. to Canada. The allowance has been discontinued.

Royal Bank of Canada	29

Pay-for-Performance
The Bank is committed to providing shareholders with transparent disclosure and has worked with other major Canadian financial services companies to develop a consistent standard for cost of management ratio. The following graphs demonstrate the link between Bank performance and Named Executive Officer compensation showing aggregate compensation in 2005, 2006 and 2007 for the President and Chief Executive Officer, Chief Financial Officer and the next three highest-paid Named Executive Officers, in a policy setting role, as a percentage of the Bank’s Net Income After-Tax and the Bank’s total Market Capitalization.

Aggregrate Named Executive Officer compensation as a
% of total net income after tax
Aggregrate Named Executive Officer compensation as a
% of market capitalization

30	Royal Bank of Canada
  Officers’ remuneration
Compensation of Named Executive Officers of the Bank
The summary compensation table details annual and long-term compensation during the three fiscal years ended October 31, 2007 for the President and Chief Executive Officer, the Chief Financial Officer and the three other most highly compensated senior Bank officers, measured by base salary and annual variable short-term incentive bonuses earned during fiscal 2007.
     The summary compensation table is laid out as prescribed by the Canadian Securities Administrators. This disclosure differs from the three-year compensation tables shown on pages 27 to 28 as those tables include the incentives awarded during the calendar year.

Long-term compensation
		Annual compensation			awards
					Securities	Shares or units		LTI payout
				Other annual	under	subject to resale	All other	of previous
Name and principal		Salary	Bonus	compensation	options granted	restrictions	compensation	years’ awards
position	Year	($)	($)(a)	($)(c)	(# of shares)	($)	($)(g)	($)

G.M. Nixon	2007	1,400,000	4,000,000	–	238,140	2,750,000	617,229	6,469,783
President and Chief						Note (d)		based on
Executive Officer								96,773 shares
Note (e)

	2006	1,400,000	5,000,000	135,037	239,704	2,750,000	511,075	5,116,514
						Note (d)		based on
112,082 shares
Note (e)

	2005	1,400,000	2,600,000	150,709	244,752	2,250,000	462,958	2,768,584
						Note (d)		based on
88,452 shares
Note (e)

J.R. Fukakusa	2007	483,333	21,415	55,771	43,300	500,000	204,065	682,093
Chief Financial Officer			share units			Note (d)		based on
			based on					10,202 shares
			$1,150,000					Note (e) and
			Note (b)					586,458
based on
10,616 shares
Note (f)

	2006	400,000	550,000 and	54,200	39,224	450,000	149,362	647,180
			11,066			Note (d)		based on
			share units					14,176 shares
			based on					Note (e)
$550,000

	2005	400,000	8,498 share	55,811	47,592	437,500	107,469	344,535
			units based			Note (d)		based on
			on $700,000					11,004 shares
Note (e)

M.J. Lippert	2007	666,667	2,000,000	374,630	95,256	1,100,000	214,174	2,293,754
Group Head,						Note (d)		based on
Global Technology								34,309 shares
and Operations								Note (e)

	2006	500,000	1,500,000+	683,318	87,168	1,000,000	171,408	1,813,701
			200,000			Note (d)		based on
39,730 shares
Note (e)

	2005	500,000	1,300,000+	977,866	106,064	975,000	155,772	957,041
			1,175,000			Note (d)		based on
30,576 shares
Note (e)

Royal Bank of Canada	31

Long-term compensation
		Annual compensation			awards
					Securities	Shares or units		LTI payout
				Other annual	under	subject to resale	All other	of previous
Name and principal		Salary	Bonus	compensation	options granted	restrictions	compensation	years’ awards
position	Year	($)	($)(a)	($)(c)	(# of shares)	($)	($)(g)	($)

W.J. Westlake	2007	683,333	1,550,000	58,750	95,256	1,100,000	222,404	2,293,754
Group Head,						Note (d)		based on
Canadian Banking								34,309 shares
Note (e)

	2006	600,000	1,725,000	61,715	87,168	1,000,000	180,276	929,821
						Note (d)		based on
20,368 shares
Note (e)

	2005	600,000	1,300,000	59,732	106,064	975,000	137,430	512,700
						Note (d)		based on
16,380 shares
Note (e)

C.M. Winograd	2007	400,000	3,750,000	–	216,492	2,500,000	1,582,724	2,117,447
Group Head,						Note (d)		based on
Capital Markets								31,672 shares
Note (e)

	2006	400,000	5,000,000	–	122,032	1,400,000	1,191,600	725,881
						Note (d)		Note (h)

	2005	378,633	2,800,000	–	179,488	1,650,000	908,782	1,275,052
						Note (d)		Note (h)

Note: Number of Bank Common Shares, stock options and share units reflect the two-for-one split of Bank Common Shares by way of stock dividend on April 6, 2006.

(a)	Total annual variable short-term incentive award for each Named Executive Officer consists of cash and/or deferred share unit (DSU) amounts shown under the “Bonus” column.

(b)	Voluntary DSUs elected to be received as payment for fiscal 2007 annual variable short-term incentive are based on the average closing price of Bank Common Shares over the five trading days prior to October 31, 2007, which was $53.70. Additional DSUs are credited to reflect dividends paid on Bank Common Shares. Aggregate holdings of DSUs as of October 31, 2007 and their value, based on an October 31, 2007 Common Share price of $56.04, are as follows:

Name	Aggregate holdings of voluntary DSUs (#) at October 31, 2007	Value of voluntary DSUs ($) at October 31, 2007

G.M. Nixon	135,537	7,595,483

J.R. Fukakusa	77,123	4,321,972

M.J. Lippert	33,878	1,898,500

W.J. Westlake	38,414	2,152,695

C.M. Winograd	801,583	44,920,701

(c)	The amounts in this column represent perquisites, other taxable benefits and other annual compensation. These amounts include costs for leased automobiles for Ms. J.R. Fukakusa of $33,771, Mr. M.J. Lippert of $49,629, and Mr. W.J. Westlake of $33,751. The amounts also include a financial counselling allowance of $15,000 for Mr. Westlake. For Mr. Lippert, amounts appearing in this column for 2005, 2006 and 2007 include a Canadian allowance recognizing the differences in currency values and taxes resulting from Mr. Lippert’s employment relocation in 1997 from the U.S. to Canada. In fiscal 2002, Mr. Lippert’s Canadian allowance started being phased out. For fiscal 2007, the allowance was $300,000. The allowance terminated on November 1, 2007. In 2007, Mr. G.M. Nixon relinquished his Bank leased automobile.

(d)	Amounts shown for fiscal 2007 for Mr. G.M. Nixon, Ms. J.R. Fukakusa, Mr. M.J. Lippert, Mr. W.J. Westlake and Mr. C.M. Winograd represent awards made on December 12, 2006 under the Bank’s Performance Deferred Share Program (PDSP). Awards under this program are granted based on the average closing price of Bank Common Shares on the Toronto Stock Exchange on the five consecutive trading days ending immediately prior to the grant date. For 2005 the grant price was $31.70, for 2006 the grant price was $44.13 and for 2007 the grant price was $54.43. Dividend equivalents accrued during the year are credited in the form of additional units under the PDSP. Aggregate holdings of deferred share units granted under this program as of October 31, 2007 and their value, based on a Common Share price of $56.04, are as follows:

	Aggregate holdings of performance deferred	Value of performance deferred share units ($)
Name	share units (#) at October 31, 2007	at October 31, 2007

G.M. Nixon	194,518	10,900,778

J.R. Fukakusa	35,145	1,969,539

M.J. Lippert	77,991	4,370,604

W.J. Westlake	77,991	4,370,604

C.M. Winograd	137,011	7,678,114

32	Royal Bank of Canada

(e)	Amounts shown for fiscal 2005, 2006 and 2007 for Mr. G.M. Nixon, Ms. J.R. Fukakusa, Mr. M.J. Lippert, Mr. W.J. Westlake and Mr. C.M. Winograd represent payouts as a result of awards made on January 14, 2002, January 17, 2003 and December 12, 2003 under the Performance Deferred Share Program. Dividend equivalents accrued during the vesting period were credited in the form of additional units. Awards vested three years from the grant date, on January 14, 2005, January 17, 2006 and December 12, 2006, and were paid out in Bank Common Shares to each executive, based on a share price of $31.30, $45.65 and $54.43, respectively. The December 12, 2006 award was adjusted at the time of vesting to reflect top quartile TSR relative to the peer group.

(f)	The amount shown in fiscal 2007 for Ms. J.R. Fukakusa represents a payout as a result of an award under the RBC Share Unit Plan made on January 7, 2004. These shares vested on January 7, 2007 with a value equal to the market value of Bank Common Shares on the vesting date of $55.24 and were paid out in Bank Common Shares.

(g)	The amounts in this column represent the Bank’s contribution under the employee savings and share ownership plans. These officers participate in these plans on the same basis as all other Bank employees. Employees can contribute up to 10% of their salary towards the purchase of Bank Common Shares, with the Bank matching 50% of eligible contributions up to a maximum of 3% of the employee’s salary. The amounts in this column also include the amount of dividends accrued during the year and credited in the form of additional units under the Deferred Share Unit Plan, the Performance Deferred Share Program and the RBC Share Unit Plan.

(h)	The amounts in this column represent payment to Mr. C.M. Winograd of the deferral component of the RBC Capital Markets Incentive Program. Under this program, 30% of Mr. Winograd’s combined salary and incentive was deferred into share units. Additional share units are credited to reflect dividends paid on Bank Common Shares. The amount deferred is payable at the rate of one-third per year and is paid in cash at the then-prevailing Common Share price. Since December 2003, Mr. Winograd has been part of the Bank’s Mid-Term and Long-Term Incentive Programs and no longer participates in the deferral component of the RBC Capital Markets Incentive Program.

Performance Deferred Share Units
The following table shows share units awarded under the Per- formance Deferred Share Program to each Named Executive Officer during the year ended October 31, 2007. Value realized upon vesting will be the market value of the Bank Common Shares on the vesting date. Performance Deferred Share grants vest three years after the award date. The share units were awarded on December 12, 2006, at a price of $54.43.
     The value of unvested Performance Deferred Share Units at fiscal year-end is equivalent to the number of share units awarded multiplied by the market value of the Bank Common Shares on October 31, 2007, which was $56.04 per share. Details of the program can be found on page 22 of this Circular.

Mid-term equity incentive awards granted in the most recently completed fiscal year

	Securities, units	Performance or other	Estimated future payouts under non-securities-price based plans
	or other rights	period until maturation	Threshold(1)	Target(1)	Maximum(1)
Name	(#)	or payout	($)	($)	($)

G.M. Nixon	50,524	December 12, 2009	0	2,831,364	4,247,047

J.R. Fukakusa	9,186	December 12, 2009	0	514,783	772,175

M.J. Lippert	20,209	December 12, 2009	0	1,132,512	1,698,768

W.J. Westlake	20,209	December 12, 2009	0	1,132,512	1,698,768

C.M. Winograd	45,931	December 12, 2009	0	2,573,973	3,860,959

(1)	Estimated future payouts are calculated based on the market value of the Bank Common Shares on October 31, 2007, which was $56.04. Actual payouts will be based on the Common Share value at the vesting date and may therefore differ from amounts shown in this table. At date of vesting, the award can remain the same, increase up to 50% or decrease to zero, based on the Bank’s relative TSR performance, as described on page 22 of this Circular.

Royal Bank of Canada	33
Stock option plan
The following table shows stock option grants made to each Named Executive Officer under the Bank’s stock option plan during the year ended October 31, 2007. The stock options were awarded on December 12, 2006, at a price of $54.99.
Long-term equity incentive awards granted in the most recently completed fiscal year

				Market value(1) of
		% of total options		securities underlying
		granted to	Exercise or	options on the
	Securities under	employees	base price	date of grant
Name	options granted (#)	in fiscal 2007	($/Common Share)	($/Common Share)	Expiration date
G.M. Nixon	238,140	12.98	54.99	54.99	Dec. 12, 2016
J.R. Fukakusa	43,300	2.36	54.99	54.99	Dec. 12, 2016
M.J. Lippert	95,256	5.19	54.99	54.99	Dec. 12, 2016
W.J. Westlake	95,256	5.19	54.99	54.99	Dec. 12, 2016
C.M. Winograd	216,492	11.79	54.99	54.99	Dec. 12, 2016

(1)	For compensation purposes, the award made in December 2006 is valued using the five-year average Black Scholes value of 21%. The compensation value of the stock option award for Mr. G.M. Nixon was $2,750,000, for Ms. J.R. Fukakusa $500,000, for Mr. M.J. Lippert $1,100,000, for Mr. W.J. Westlake $1,100,000, and for Mr. C.M. Winograd $2,500,000.

The following table shows for each Named Executive Officer:
•	the number of Bank Common Shares acquired through the exercise of stock options during the fiscal year ended October 31, 2007;

•	the aggregate value realized upon exercise of options, if any; and

•	the number of Bank Common Shares covered by unexercised options under the stock option plan of the Bank as of October 31, 2007.
The value realized upon exercise of options is the difference between the fair market value of the Bank Common Shares on the exercise date and the exercise price of the option. The value of unexercised in-the-money options at fiscal year-end is the difference between the exercise price of the options and the fair market value of the Bank Common Shares on October 31, 2007, which was $56.04 per share.

Aggregated option exercises during the most recently completed fiscal year and fiscal year-end option values

				Unexercised options		Value of unexercised in-the-money
	Securities acquired		Aggregate value	at October 31, 2007 (#)		options at October 31, 2007 ($)
Name	at exercise (#)		realized ($)	Exercisable	Unexercisable	Exercisable	Unexercisable
G.M. Nixon	930,000	(1)	29,033,072	762,740	616,000	18,861,915	7,242,565
J.R. Fukakusa	24,000		898,938	251,242	104,498	7,180,820	1,172,580
M.J. Lippert	24,800		856,262	1,285,824	240,504	42,053,721	2,833,392
W.J. Westlake	Nil		Nil	469,584	240,504	13,136,857	2,833,392
C.M. Winograd	Nil		Nil	194,580	422,536	4,385,632	4,114,781

(1)	The vast majority of the net after-tax proceeds of Mr. G.M. Nixon’s 2007 stock option exercises were retained in Bank Common Shares or donated to a charitable foundation.

Securities authorized for issuance under equity compensation plans
The following table shows, as of October 31, 2007, compensation plans under which equity securities of the Bank are authorized for issuance from treasury. The information has been aggregated either by equity compensation plans providing for the issuance of Bank Common Shares previously approved by shareholders, or equity compensation plans providing for the issuance of Bank Common Shares not previously approved by shareholders, of which there are none to report. The numbers shown under “Equity compensation plans approved by security holders” relate to the Bank’s stock option plan. Details of the stock option program can be found on pages 22 to 23 of this Circular.

34	Royal Bank of Canada

			Number of securities remaining
		Weighted average exercise price	available for future issuance under
	Number of securities to be issued	of outstanding options	equity compensation plans (excluding
	upon exercise of outstanding options	($)	securities reflected in column (a))
Plan category	(a)	(b)	(c)
Equity compensation plans approved by security holders	26,622,581	27.71	21,527,306
Equity compensation plans not approved by security holders	0	0	0
Total	26,622,581	27.71	21,527,306

Pensions
Pension arrangements are in place to provide certain senior executives, including the Named Executive Officers, with lifetime annual retirement income of up to 65% of their average pensionable earnings. This income is inclusive of benefits from the Bank’s Pension Plan and the Canada and Quebec Pension Plans. The pension arrangements available to Mr. G.M. Nixon, Ms. J.R. Fukakusa, Mr. M.J. Lippert, and Mr. W.J. Westlake consist of three components:
i)	a registered defined benefit pension plan to which the employer makes contributions up to the allowable limit as provided under the Income Tax Act;

ii)	a defined benefit supplemental arrangement that provides pension benefits calculated on the first $175,000 of average pensionable earnings net of the registered portion; and

iii)	an unfunded supplemental arrangement that provides retirement income as described in this section.
     The first two components are available to all full-time Canadian employees of the Bank. Since January 2002, the Bank has funded the liability for active and retired pension plan members through a Retirement Compensation Arrangement in combination with the Bank’s registered pension plans, up to the first $120,000 of annual total pension.
     Pensions are based on credited years of service and on average annual pensionable earnings. These earnings are defined as base salary and annual variable short-term incentive award, including the amount elected to be taken in the form of DSUs, during the best 60 consecutive months in the final 10 years of employment. Pensionable earnings are capped and cannot exceed 160% of the final base salary for Mr. Nixon; 150% of final base salary for Mr. Lippert and Mr. Westlake; and 145% of final base salary for Ms. Fukakusa.
     Normally, these pension arrangements accrue from age 40 on the basis of a specified percentage per year, as follows: age 40–44, 2% per year; age 45–59, 3% per year; age 60–64, 2% per year, up to a maximum of 65% of average pensionable earnings. The normal retirement age under these arrangements is 65 years. Early retirement benefits are available from age 55. The pension payable is reduced unless the individual has 35 years of pension plan membership or the individual is over age 60 and has a minimum 25 years of membership.
     The pension plan table below indicates pension levels at various years of credited service and levels of pensionable earnings.

Pension plan table

	Years of credited service at normal retirement age of 65
Pensionable earnings ($)	10	15	20	25
500,000	125,000	200,000	275,000	325,000
750,000	187,500	300,000	412,500	487,500
1,000,000	250,000	400,000	550,000	650,000
1,250,000	312,500	500,000	687,500	812,500
1,500,000	375,000	600,000	825,000	975,000
1,750,000	437,500	700,000	962,500	1,137,500
2,000,000	500,000	800,000	1,100,000	1,300,000
2,250,000	562,500	900,000	1,237,500	1,462,500
2,500,000	625,000	1,000,000	1,375,000	1,625,000
2,750,000	687,500	1,100,000	1,512,500	1,787,500

Royal Bank of Canada	35

     The pension arrangements for Messrs. G.M. Nixon and M.J. Lippert have different accrual schedules from the normal schedule described above:
•	Mr. Nixon’s arrangement provides for an accrual of 4.4% per year for ages 40–44, 4.5% per year for ages 45–49 and 4.1% per year thereafter, to a maximum of 65% of average pensionable earnings. Early retirement benefits are available to Mr. Nixon, subject to Board approval.

•	Mr. Lippert’s arrangement provides for an accrual of 2% per year for ages 38–44 and 60–64, 3% per year for ages 45–49 and 55–59 and 2.2% per year for ages 50–54.
Mr. C.M. Winograd is a member of the Pension Plan for Directors of RBC Dominion Securities Inc. with the same terms and conditions applicable to all directors of RBC Dominion Securities Inc. This Plan provides pension benefits up to the maximum pension allowed under a registered pension plan under the Income Tax Act. Mr. Winograd’s estimated annual pension payable upon retirement at normal retirement age is $67,044.
     The following information is not required disclosure and is provided on a voluntary basis by the Bank. This table shows for the Named Executive Officers, the estimated pension service costs, accrued pension obligations and annual pension benefits under the Bank’s pension plans.

Executive pension value disclosure(1), (2)

		Accrued
		obligations at	Annual pension		Credited service as	Normal
	Current 2007	October 31, 2007	benefits payable at	Age as of	of October 31, 2007	retirement
Name	service cost ($)(3)	($)(4)	age 65 ($)(5)	October 31, 2007	(years)	age
G.M. Nixon	782,000	8,526,000	1,456,000	50	10.8	65
J.R. Fukakusa	213,000	3,027,000	471,250	52	13.0	65
M.J. Lippert	250,000	2,050,000	682,500	48	10.2	65
W.J. Westlake	252,000	3,375,000	669,900	53	12.8	65
C.M. Winograd	26,000	813,000	67,044	59	29.9	65

(1)	The unfunded supplemental pension benefits arrangements do not vest until the Named Executive Officer reaches age 55, or earlier for Mr. G.M. Nixon with Board approval. In the case of Mr. C.M. Winograd, his accrued pension to date has already vested.

(2)	Amounts shown include pension benefits under the Bank’s registered pension plan and supplemental pension arrangements other than for Mr. C.M. Winograd who participates only in the Pension Plan for Directors of RBC Dominion Securities Inc.

(3)	Service cost is the value of the projected pension earned for the period November 1, 2006 to October 31, 2007. Amounts shown are consistent with our disclosures in Note 20 of the 2007 Consolidated Financial Statements.

(4)	Accrued obligations at October 31, 2007 is the value of the projected pension earned for service to October 31, 2007. Amounts shown are consistent with our disclosure in Note 20 of the 2007 Consolidated Financial Statements. The accrued obligations change from year to year. Variations to the accrued obligations include interest on beginning of year obligations, experience gains and losses and changes in actuarial assumptions. The increases in accrued obligations for Ms. J.R. Fukakusa, Mr. M.J. Lippert and Mr. W.J. Westlake are primarily due to increases in their base salary. The changes in accrued obligations, net of current service cost, are as follows: for Mr. G.M. Nixon ($138,000); for Ms. J.R. Fukakusa $577,000; for Mr. M.J. Lippert $472,000; for Mr. W.J. Westlake $388,000 and for Mr. C.M. Winograd $47,000.

(5)	Amounts shown are based on current compensation levels and assume accrued years of service to age 65 for each of the Named Executive Officers.

Termination of employment, employment contracts and change-in-control provisions
The Bank maintains a severance program for qualifying Canadian employees whose employment is terminated without cause. Details are as follows:

Component
Severance period and payment	•	The severance period formula is based on years of service, age, salary, and the average of the annual short-term incentive awards over the previous three years. For Named Executive Officers, the payment would amount to two years of both salary and average annual short-term incentive awards.
Performance Deferred Shares and RBC Share Units	•	Upon termination, executive receives a prorated payment based on the percentage of the vesting period that has been completed as of the termination date.
Stock Options	•	Upon termination, all unvested options are forfeited.
	•	Vested options remain exercisable for 90 days following termination.
Benefits	•	Benefits continue through severance period.

36	Royal Bank of Canada

     Up to October 31, 2006, Mr. M.J. Lippert had an employment agreement with the Bank that provided for an annual payment, exclusive of base salary, of $1,500,000, inclusive of his annual variable short-term incentive award, and a Canadian allowance arrangement put in place at the time of his transfer from the U.S. to recognize the differences in currency values and taxes on employment. The Canadian allowance amounted to $1,500,000 for the year ended October 31, 2003, and beginning fiscal 2004 was reduced by $300,000 per annum. For fiscal 2007, Mr. M.J. Lippert’s Canadian allowance was $300,000. The allowance terminated on November 1, 2007.
     In May 2001, the Bank adopted a change-in-control policy, which was reaffirmed in May 2003 and again in May 2006. The policy covers, in the absence of other contractual arrangements, the Named Executive Officers and certain other selected senior executives. The policy is designed to ensure continuity of management in the event of a major shareholder transaction involving the Bank.
     A major shareholder transaction is defined as:
•	an entity or individual acquiring 20% or more of the voting shares of the Bank;
•	a change in the majority (over 50%) of the directors of the Bank;
•	a merger or consolidation with another entity which would result in the voting shares of the Bank representing less than 60% of the combined voting power of the Bank (or subsequent entity) following the merger or consolidation; or
•	a sale or disposition of 50% or more of the net book value of the assets of the Bank.
     A major shareholder transaction and termination without cause within 24 months of the major shareholder transaction will trigger the change-in-control provisions for covered executives. Details of the severance that will be paid to Named Executive Officers and covered executives whose employment is terminated without cause within 24 months of a major shareholder transaction are as follows:

Component
Severance period and payment	• Lump sum payment.

•  The severance period formula is based on years of service, age, salary, and the average of the annual short-term incentive awards over the previous three years. For Named Executive Officers, the payment would amount to two years of both salary and average annual short-term incentive award.

Performance Deferred Shares and RBC Share Units	• Vests immediately upon termination for all participants.
Stock Options	• Vests immediately upon termination for all participants and remains exercisable for 90 days following termination.
Benefits	• Benefits continue through severance period.

Indebtedness of directors and executive officers
In the course of the Bank’s business, loans are granted to directors, executive officers and other employees on terms normally accorded to other clients of comparable creditworthiness. Except for routine indebtedness,(1) there is no outstanding indebtedness to the Bank or its subsidiaries of current and former directors, executive officers or employees.

(1)	Routine indebtedness includes: (i) loans made on terms no more favourable than loans to employees generally, but not exceeding $50,000 to any director or executive officer; (ii) loans to full-time employees, fully secured against their residence and not exceeding their annual salary; (iii) loans, other than to employees, on substantially the same terms available to other customers with comparable credit ratings and involving no more than the usual risk of collectibility; and (iv) loans for purchases on usual trade terms, or for ordinary travel or expense advances, with usual commercial repayment arrangements.

Royal Bank of Canada	37
   Additional items

Corporate governance
Under rules adopted by Canadian securities regulatory authorities, the Bank is required to disclose information relating to its corporate governance. The Bank’s disclosure is set out in Schedule ‘A’ to this Circular. Additional information relating to corporate governance at the Bank may be found on its governance website at rbc.com/governance.
Directors’ and officers’ liability insurance
The Bank has purchased, at its expense, an integrated insurance program that includes directors’ and officers’ liability insurance. This insurance provides protection for directors and officers against liability incurred by them in their capacities as directors and officers of the Bank and its subsidiaries. The directors’ and officers’ liability insurance has a dedicated policy limit of $300,000,000 for each claim and as an aggregate for the 12 months ending June 1, 2008. There is no deductible for this coverage. The insurance applies in circumstances where the Bank may not indemnify its directors and officers for their acts or omissions. Premiums paid by the Bank relating to directors’ and officers’ liability insurance are approximately $1.2 million per annum.
Available documentation
The Bank is a reporting issuer under the securities acts of all of the provinces of Canada and is therefore required to file financial statements and information circulars with the various securities commissions. The Bank also files an annual information form with such securities commissions. Financial information is provided in the Bank’s comparative financial statements and management’s discussion and analysis. Copies of these documents and additional information relating to the Bank may be found on SEDAR at sedar.com or obtained on request from the Secretary of the Bank.
Directors’ approval
The Board of Directors of the Bank has approved the content and sending of this Management Proxy Circular.
January 4, 2008

Carol J. McNamara
Vice-President and Secretary

38	Royal Bank of Canada

Schedule ‘A’	Statement of Corporate Governance Practices and Guidelines

The Bank and its Board of Directors are committed to maintaining high standards of governance in a rapidly changing environment. Our system of corporate governance is subject to continuous review and improvement. The board has pro-actively adopted governance policies and practices designed to align the interests of the board and management with those of shareholders and to promote the highest standards of ethical behaviour at every level of the organization.
     The Bank’s Common Shares are listed on the Toronto Stock Exchange (TSX), the New York Stock Exchange (NYSE) and the Swiss Exchange (SWX). The board exercises its authority in accordance with our Code of Conduct, our By-laws and the Bank Act, as well as other applicable laws and regulations, including those imposed by the Canadian Securities Administrators (CSA), the TSX, the NYSE and the U.S. Securities and Exchange Commission (SEC). Our practices are consistent with the CSA’s corporate governance guidelines (CSA Guidelines) and its rules relating to audit committees. As a non-U.S. company, the Bank is not required to comply with most of the corporate governance listing standards of the NYSE (NYSE Rules) applicable to U.S. domestic issuers and we instead may follow Canadian governance practices. Except as summarized on our website at rbc.com/governance,(1) we meet or exceed the NYSE Rules in all significant respects.
     On the recommendation of its Corporate Governance and Public Policy Committee, the Board of Directors has approved this corporate governance disclosure.
Independence of the board
The board believes that independence from management is fundamental to its effectiveness. As a Canadian financial services company listed on the TSX and NYSE, we are subject to various guidelines, requirements and disclosure rules governing independence of the board and its committees.
     The board has adopted the Royal Bank of Canada Director Independence Policy which sets out categorical standards of independence to assist it in making determinations as to the independence of directors. These standards incorporate criteria adapted from the “affiliated persons” regulations under the Bank Act and the definitions of “independence” in the CSA Guidelines. A director will be considered independent only if the board has affirmatively determined that the director has no direct or indirect material relationship with the Bank. A material relationship is a relationship which could, in the view of the Board of Directors, be reasonably expected to interfere with the exercise of a director’s independent judgment. A director who qualifies as independent under our Director Independence Policy is unaffiliated under the Bank Act and independent within the meaning of the CSA Guidelines. In keeping with the CSA Guidelines, the NYSE Rules and requirements of the SEC, this Policy sets higher standards for members of our Audit Committee. Our Director Independence Policy has been filed with securities regulators at sedar.com and is available on our website at rbc.com/governance. It may be obtained free of charge on request from the Secretary of the Bank.
     Information concerning personal and business relationships between each director and the Bank is used by the board in its analysis and subsequent determination of director independence. Such information is collected through a due diligence process that includes the following sources:
•	directors’ responses to an annual detailed questionnaire;
•	biographical information of the directors; and
•	internal records and reports on relationships between directors, entities affiliated with the directors and the Bank.
Any relationships between a director and the Bank are tested against the materiality thresholds set out in the Director Independence Policy. The board also takes into account all other facts and circumstances that it deems relevant in determining whether the relationships could be reasonably expected to interfere with the exercise of the director’s independent judgment. In its evaluation and analysis, the board considers the nature and extent of these relationships and their importance not only to the director and to the Bank but also to entities with which the director is affiliated.
     The board has analyzed the relationships between each director nominee and the Bank, and on advice from the Corporate Governance and Public Policy Committee, has affirmatively determined that 14 of the 15 persons proposed in the Proxy Circular for election as directors (or 93.3%) have no direct or indirect material relationship with the Bank and are therefore unaffiliated under the Bank Act and are independent. Gordon M. Nixon is not independent and is affiliated with the Bank because he is President and Chief Executive Officer. The board has also determined that every member of our Audit Committee meets the additional Canadian and U.S. independence requirements for membership on public company audit committees.
     In addition to adopting the Director Independence Policy, the board has established other important governance policies and practices to enhance board independence:
•	Each board committee and, with the approval of the Chairman of the Board, individual directors may engage external advisors at the Bank’s expense.
•	To facilitate open and candid discussion among the directors, the Chairman of the Board leads sessions attended only by non-management directors following every board meeting and, at least once a year, leads sessions attended only by independent directors. During the 2007 fiscal year there was one session attended only by independent directors.
•	The board limits the number of common board memberships and the number of public company audit committees on which a director may serve.

(1)	Information contained in or otherwise accessible through websites mentioned in this Statement of Corporate Governance Practices and Guidelines does not form a part of this Statement. All references in this Statement to websites are inactive textual references only.

Royal Bank of Canada	39

Common board memberships
The board’s policies permit no more than two board members from management, and further provide that no more than two board members may sit on the same public company board.(2) The biographies on pages 6 to 11 of the Proxy Circular identify the other reporting issuers of which each nominee is a director. Common memberships on boards of public companies among our directors are set out below. The board has determined that these common board memberships do not impair the ability of these directors to exercise independent judgment as members of our Board of Directors.

Company	Director
TransCanada Corporation	Paule Gauthier

David P. O’Brien

Imperial Oil Limited	Timothy J. Hearn

Victor L. Young

Independent Chairman of the Board
An independent director, David P. O’Brien has served as the non-executive Chairman of the Board since February 27, 2004. He also serves as Chair of the Corporate Governance and Public Policy Committee.
     The non-executive Chairman of the Board is responsible for the management, development and effective functioning of the Board of Directors and provides leadership in every aspect of its work. In carrying out his duties, the Chairman:
•	Chairs meetings of shareholders and of the Board of Directors, including those when management is not present, as well as sessions of independent directors.

•	Participates in the orientation and mentoring of new directors and the continuing development of current directors.

•	Oversees the process for regular director peer review and supplements the formal review process by meeting with each director individually.

•	Acts as a key advisor to the President and Chief Executive Officer on major issues.

•	Serves as a liaison among the directors and between the board and senior management.
The board has approved and annually reviews the written position description for the Chairman of the Board, which is available at rbc.com/governance.
Director attendance
Board members are expected to attend the Annual Meeting as well as board meetings and meetings of committees on which they serve. Minimum attendance of 75% of board and committee meetings is required, except where the Corporate Governance and Public Policy Committee determines that factors beyond a director’s control prevented the director from achieving the minimum attendance level. During the 2007 fiscal year, all directors attended at least 75% of board and committee meetings. Specifically, the Bank held 13 board meetings and 22 committee meetings with an average attendance by directors of 95.9% and 93.4%, respectively.
The attendance record of individual directors is disclosed with their biographies starting on page 6 of the Proxy Circular.
The board’s role
The Board of Directors is responsible for the overall stewardship of the Bank. Directors are elected by shareholders to supervise management of the Bank’s business and affairs, with the goal of enhancing long-term shareholder value. In performing its role, the board makes major policy decisions, participates in strategic planning, delegates to management the authority and responsibility for day-to-day affairs and reviews management’s performance and effectiveness.
     The Bank Act specifies certain important matters that must be dealt with by the board, such as approval of financial statements and declarations of dividends. By formal resolution, the Board of Directors reserves for itself the right to make certain decisions and delegates other decisions to management. Any responsibilities not delegated to management remain with the board and its committees. In some matters, management’s discretion is limited by dollar thresholds beyond which board approval is required. For example, such thresholds exist for investments and divestitures, decisions relating to mergers and acquisitions, intra-group transactions, operating expenditures, capital and funding, and project initiatives.
     Some of the board’s other supervisory responsibilities are described below. The board’s functions are fully described in its charter, which has been filed with securities regulators at sedar.com and is available on our website at rbc.com/governance. It may be obtained free of charge on request from the Secretary of the Bank.
Strategic planning
•	The board oversees our strategic direction and major policy decisions.

•	Strategies and their implementation are frequently discussed at board meetings.

•	The board participates with management in an annual session dedicated to strategic planning.

•	The board approves the enterprise strategy, which takes into account, among other things, the opportunities and risks of the businesses.

•	The board reviews and approves our corporate financial objectives and operating plans, including significant capital allocations, expenditures and transactions that exceed delegated authorities.
Identification of risks
•	Through its Conduct Review and Risk Policy Committee, the board identifies the principal risks of our businesses and seeks to ensure that an effective risk control environment is in place. Among other things, that Committee reviews risk management policies and processes, including those concerning credit risk, market risk, operational risk, liquidity and funding risk, reputation risk, regulatory and legal risk, environmental risk, insurance risk, strategic risk, competitive risk and systemic risk. The Committee receives regular reports on key risks affecting the Bank.

(2)	Board policy allows more than two directors to sit on the board of a Bank subsidiary or, when it is in the best interests of the Bank in order to ensure appropriate oversight, an entity in which the Bank holds a substantial investment.

40	Royal Bank of Canada

•	The Audit Committee reviews reports from the Chief Internal Auditor and reviews the internal controls and risk management policies and processes related to management of capital and liquidity and prevention and detection of fraud and error.

•	Both the Audit Committee and the Conduct Review and Risk Policy Committee receive reports on regulatory compliance matters.
Succession planning
•	The Human Resources Committee reviews succession planning for the President and Chief Executive Officer and other key senior officers and reviews the Bank’s plans for the development of senior talent and candidates for senior positions.

•	The Committee reports to the board at least annually on succession planning matters.

•	The President and Chief Executive Officer has a written objective that makes succession planning a priority.
Communications
•	The board reviews and approves the contents of major disclosure documents, including the Annual Report, quarterly reports to shareholders, the annual information form, management’s discussion and analysis, and the Proxy Circular.

•	The board approves the Bank’s disclosure policy that addresses how we interact with analysts, investors and the public and that contains measures to avoid selective disclosure in accordance with our policies and procedures and legal disclosure requirements.

•	Procedures are in place to provide timely information to current and potential investors and respond to their inquiries.

•	Our Investor Relations group is responsible for maintaining communications with the investing public. It is our policy that every shareholder inquiry should receive a prompt response. Investor Relations staff are available to shareholders by telephone, email and fax, and significant disclosure documents are available at rbc.com/investorrelations.

•	Senior executives, including the President and Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and Head, Investor Relations, meet regularly with financial analysts and institutional investors.

•	The quarterly earnings conference calls with analysts and institutional investors are broadcast live and, for a period of three months after each call, are archived on our Investor Relations website at rbc.com/investorrelations.

•	Shareholders may communicate directly with the independent directors by writing to the Chairman of the Board of Directors, Royal Bank of Canada, Royal Bank Plaza, P.O. Box 1, Toronto, Ontario, Canada M5J 2J5.
Integrity of internal controls and management information systems
•	The board establishes the Bank’s values, as set out in our Code of Conduct.

•	The board requires management to implement and maintain effective systems of internal control.
•	The Audit Committee regularly meets with the Chief Internal Auditor and with the Bank’s management to assess the adequacy and effectiveness of systems of internal control.

•	The board reviews our financial statements and oversees our compliance with applicable audit, accounting and reporting requirements.
Governance
•	Through its Corporate Governance and Public Policy Committee, the board develops the Bank’s corporate governance principles and guidelines and establishes appropriate structures and procedures to allow the board to function effectively and independently of management.
Position descriptions
The Board of Directors has approved written position descriptions for the non-executive Chairman of the Board, the chairs of the board’s committees and the President and Chief Executive Officer. These position descriptions are available on our website at rbc.com/governance.
     The position descriptions of the Chairman of the Board and President and Chief Executive Officer are reviewed on an annual basis.
     The Human Resources Committee of the board approves the corporate objectives that the President and Chief Executive Officer is responsible for meeting and assesses the President and Chief Executive Officer against these objectives.
Director orientation and continuing education
The Bank has procedures in place to ensure that the board has timely access to the information it needs to carry out its duties. In particular, directors:
•	receive a comprehensive package of information prior to each board and committee meeting;

•	are involved in setting the agenda for board and committee meetings;

•	attend an annual strategic planning session;

•	have full access to our senior management and employees; and

•	receive regular updates between board meetings on matters that affect our businesses.
In addition, after each committee meeting, the board receives a report on the committee’s work.
     The goal of our director orientation process is to ensure that new directors fully understand the nature and operation of our businesses, the role of the board and its committees and the contribution that individual directors are expected to make, including the commitment of time and energy that we expect of our directors. We prepare and update a Director’s Guide for new and existing board members which describes the role of the board, its committees and directors, contains our key policies and procedures and provides information relating to the Bank and its management. New directors also meet with members of the Group Executive representing our core businesses, and with other senior officers, to discuss our business functions and activities.

Royal Bank of Canada	41

     To assist board members in understanding their responsibilities and liabilities, as well as keeping their knowledge and understanding of our businesses current, we provide directors with an ongoing education program. Presentations by senior executives on the business and regulatory environment and on specialized and complex aspects of our business operations are regularly made to the board. In addition, board meetings are periodically scheduled in different locations to familiarize directors with our regional and international operations.
     During the 2007 fiscal year, directors participated in educational sessions concerning:
•	liquidity and funding risk management;

•	credit risk operational controls and reporting under the Basel II Capital Accord;

•	developments in global capital markets;

•	the due diligence process for securities underwriting;

•	the risk control infrastructure supporting the Bank’s Capital Markets trading businesses;

•	the transition to international financial reporting standards; and

•	the impact of new financial instruments and accounting standards on financial statements and disclosure controls and certifications, including the effect of new U.S. accounting standards and disclosure of the fair value of financial instruments under Canadian, U.S. and international generally accepted accounting principles.
Our Code of Conduct
By setting the tone at the top, the Board of Directors fosters a strong governance culture that influences every level of the organization. The board endorses the principles and compliance elements expressed in Our Code of Conduct, which is also approved annually by the Human Resources Committee and which has been filed with securities regulators at sedar.com and is available at rbc.com/governance.
     The Code establishes written standards designed to promote integrity and ethical behaviour that apply to the Chairman and members of the Board of Directors, senior management and all employees. The Code sets out fundamental principles that guide the board in its deliberations and shape the organization’s business activities globally:
•	upholding the law at all times;

•	confidentiality, privacy and security of personal information;

•	fairness in all our dealings;

•	corporate responsibility and adding value to society;

•	honouring trust by safeguarding client and corporate assets;

•	objectivity and avoidance of conflicts of interest;

•	integrity and telling the truth in all our communications; and

•	individual responsibility and respect within working relationships.
The Code also deals with reporting of unethical or illegal behaviour. It creates a frame of reference for dealing with sensitive and complex issues, and provides for accountability if standards of conduct are not upheld. Waivers of departures from or breaches of the Code are considered only in exceptional circumstances. Any waiver granted to an employee or contract worker must be reported to the Conduct Review and Risk Policy Committee and the Human Resources Committee. Any waivers for the top management team must be approved by the Conduct Review and Risk Policy Committee and reported to the Human Resources Committee. Any waivers for directors must be approved by the Board of Directors on the recommendation of the Conduct Review and Risk Policy Committee. Any waivers for the top management team or directors must be promptly disclosed. In the 2007 fiscal year, no waivers from the Code were granted.
     To enhance understanding throughout our worldwide organization of the values and principles outlined in Our Code of Conduct, an online learning program was designed and implemented, together with regular online testing and tracking of completion by employees, including senior management. Members of the Board of Directors annually acknowledge they have read and understand the Code and certify that they are in compliance with its principles, as they apply to the directors.
     The board has approved the establishment and mandate of an Ethics and Compliance Committee, composed of senior management, to monitor effectiveness of our overall ethics and compliance program in promoting a corporate culture that encourages ethical conduct and a commitment to compliance with laws and regulations. This committee establishes ethics and compliance training and awareness programs and advises senior management and the board on significant compliance and regulatory issues.
     Where the personal or business relationships or interests of directors may conflict with those of the Bank, directors are required to disclose in writing the nature and extent of the conflict of interest. In the event of a conflict of interest, the director or executive officer will leave the relevant portion of the meeting and the director will not vote or participate in the decision.
Nomination of directors
The board derives its strength from the background, diversity, qualities, skills and experience of its members. Directors are elected by the shareholders at each Annual Meeting to serve for a term expiring on the date of the next Annual Meeting.
Nominating committee
The Corporate Governance and Public Policy Committee, which is composed solely of independent directors, acts as the nominating committee responsible for recommending to the board individuals qualified to become board members. Every year, the Committee reviews the credentials and performance of candidates proposed for election to the board, and assesses their competencies and skills against those that the Committee considers the board, as a whole, should possess. In doing so, it considers the qualification of each candidate under applicable laws, regulations and rules as well as the Bank’s needs and the talents already represented on the board. Based on its assessment of the existing strengths of the board and the changing needs of the organization, the Committee determines the competencies, skills and personal qualities it should seek in new board members

42	Royal Bank of Canada

to add value to the organization. The Committee considers all qualified candidates identified by members of the Board of Directors, by management and by shareholders.
     Nominees are selected for such qualities as integrity and ethics, business judgment, independence, business or professional expertise, international experience and residency and familiarity with geographic regions relevant to our strategic priorities.
     With a view to the ability to represent the interests of shareholders effectively, the Committee reviews each candidate’s biographical information, assesses each candidate’s suitability against criteria that have been developed by the Committee and set out in the Committee’s charter and considers the results of internal and external due diligence reviews.
     This assessment involves exercise of the Committee’s independent judgment. The Committee uses the same process for evaluating all potential candidates, including those recommended by shareholders. In this context, the Committee considers whether the candidate:
•	has demonstrated, in personal and professional dealings, integrity, high ethical standards and commitment to the values expressed in our Code of Conduct;

•	is likely to take an independent approach and to provide a balanced perspective;

•	has specific skills, expertise or experience that would complement those already represented on the board;

•	is financially literate and able to read financial statements and other indices for evaluating corporate performance;

•	has a history of achievements that demonstrates the ability to perform at the highest level and that reflects high standards for themselves and others;

•	has a background that includes business, governmental, professional, non-profit or other experience that is indicative of sound judgment and the ability to provide thoughtful advice;

•	recognizes the strengths of diversity;

•	possesses knowledge and appreciation of public issues and exhibits familiarity with international, as well as national and local affairs; and

•	has sufficient time and energy to devote to the performance of duties as a member of the Board of Directors, having regard to positions the candidate holds in other organizations and other business and personal commitments.
On this basis, the Committee makes recommendations to the board regarding potential director candidates.
External consultants
The Committee has sole authority to retain, and approve the fees of, any external consultants to conduct searches for appropriate candidates, or other external advisors that it determines to be necessary to carry out its duties.
Nomination by shareholders
Any shareholder who wishes to recommend a candidate to be considered by the Committee may do so by submitting the candidate’s name and biographical information, including background, qualifications and experience to: Chairman of the Board, Royal Bank of Canada, Royal Bank Plaza,
P.O. Box 1, Toronto, Ontario, Canada M5J 2J5. Potential candidates may be informally approached to determine their interest in joining the board.
Director tenure policies
Directors are not renominated at the Annual Meeting following their 70th birthday. In the following circumstances, a director is expected to submit his or her resignation to the Chairman of the Board for determination by the board upon recommendation of the Corporate Governance and Public Policy Committee:
•	the director is no longer qualified under the Bank Act or other applicable laws;

•	the director does not meet eligibility rules under the board’s conflict of interest guidelines; or

•	the credentials underlying the appointment of the director change.
In addition, board policy requires that in an uncontested election of directors, any nominee who receives a greater number of votes “withheld” than votes “for” will tender a resignation to the Chairman of the Board promptly following our Annual Meeting. The Corporate Governance and Public Policy Committee will consider the offer of resignation and, except in special circumstances, will be expected to recommend that the board accept the resignation. The Board of Directors will make its decision and announce it in a press release within 90 days following the Annual Meeting, including the reasons for rejecting the resignation, if applicable.
Board size
The Board of Directors has carefully considered issues relating to its size. The optimal size for the board represents a balance between two opposing needs: a business need for strong geographical, professional and industry sector representation; and the need to be small enough to facilitate open and effective dialogue and decision making. In keeping with the board’s determination based on the recommendation of the Corporate Governance and Public Policy Committee, this year 15 nominees are proposed for election as directors at the Annual Meeting on February 29, 2008.
Board compensation
The Corporate Governance and Public Policy Committee, which is composed solely of independent directors, reviews the amount and the form of compensation of directors. The Committee has sole authority to retain and approve the fees of any compensation consultant to assist in determining board compensation. The Committee did not retain a consultant for this purpose in the 2007 fiscal year.
     In recommending the form of directors’ compensation, the Committee seeks to align the interests of directors and shareholders. Directors are required to own Common Shares or Director Deferred Stock Units with a minimum value of $500,000. In addition, directors receive a dedicated annual retainer in the form of Common Shares or Director Deferred Stock Units, which must be retained until retirement from the board.
     In 2007, the Committee reviewed annual retainers and attendance fees paid to directors at comparable Canadian

Royal Bank of Canada	43

corporations and financial institutions, and recommended no increase in board compensation for the coming year.
     Directors who are also officers of the Bank receive no remuneration as directors. More specific information concerning the compensation of directors is disclosed under the heading “Directors’ compensation” on pages 12 to 14 of this Circular.
Executive compensation
The Human Resources Committee, which is composed solely of independent directors, acts as the compensation committee of the board. This Committee advises the board on compensation and human resource principles, as well as related policies, programs and plans designed to achieve the strategic goals and financial objectives of the Bank. The Committee approves the financial performance objectives and other corporate priorities, such as strategy, talent management and corporate reputation, against which the President and Chief Executive Officer’s performance is assessed.
     The President and Chief Executive Officer’s compensation is approved by the board’s independent directors based on the recommendation of the Human Resources Committee, in light of our performance against approved objectives and comparable financial institutions.
     The Human Resources Committee also makes recommendations to the board on the compensation of other senior management. The process by which the board determines compensation for senior officers is described in this Circular under the heading “Executive Compensation Discussion and Analysis.” The Committee has sole authority to retain, and approve the fees of, any independent compensation consultant to assist in determining compensation of our officers. Details of compensation consultants retained to assist in determining compensation for our senior officers are provided on page 18 of this Circular under the subheading “Report of the Human Resources Committee – Independent advice.”
Committees of the Board of Directors
To assist it in exercising its responsibilities, the board has established four committees: the Audit Committee, the Conduct Review and Risk Policy Committee, the Corporate Governance and Public Policy Committee, and the Human Resources Committee. The Board of Directors does not have an executive committee.
     Committee membership is recommended annually by the Corporate Governance and Public Policy Committee and in the normal course directors will serve for a minimum of three years. Each committee is composed entirely of independent directors and is chaired by an independent director who is responsible for the effective operation of the committee and the fulfillment of the committee’s charter. The committee, through its chair, reports to the board following each meeting with respect to its activities and with such recommendations as are deemed appropriate in the circumstances.
     Each committee may engage external advisors at the Bank’s expense and regularly reviews and assesses the adequacy of its charter and recommends changes for approval by the board. Each board committee charter is posted on our website at rbc.com/governance.
     Each committee has prepared a report of its activities over the past year and the reports, as well as details about the composition and responsibilities of each committee, are included in this Circular under the heading “Committee Reports” starting on page 15.
Assessments of the board, its committees and board members
To serve the interests of shareholders and other stakeholders, governance must improve continuously and the Bank’s governance system is subject to ongoing review and assessment. The board and each board committee annually complete an evaluation of their effectiveness and directors regularly participate in a peer review process.
The board
The directors conduct an annual evaluation of the performance and effectiveness of the board in light of its charter. The resulting data is analyzed by an independent external consultant and reviewed by members of the Corporate Governance and Public Policy Committee and the Board of Directors, who consider whether any changes to the board’s processes, composition or committee structure are appropriate. Additionally, senior management is advised of any suggestions made by directors for improvement of our processes.
Board committees
Each committee annually evaluates its effectiveness in carrying out the duties specified in its charter. The results are reviewed by the members of each committee who consider whether any changes to its structure or charter are appropriate.
Director peer review
Directors participate in a regular written peer review to assess individual directors on the attributes that contribute to an effective board. This consists of both an evaluation of peers and a self-evaluation. The written peer evaluation process is complemented with one-on-one meetings between the Chairman of the Board and each director.
Controls and certifications
We have disclosure controls and procedures designed to ensure that material information relating to the Bank is communicated to our senior executives, including the President and Chief Executive Officer and Chief Financial Officer, and to the Bank’s Disclosure Committee. The Disclosure Committee is responsible for ensuring there is an adequate and effective process for establishing, maintaining and evaluating disclosure controls and procedures for our external disclosures.
     Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Senior management, with the assistance of the Disclosure Committee, is responsible for establishing and maintaining adequate internal control over financial reporting as well as annually evaluating the effectiveness of these controls. The President and Chief Executive Officer and the Chief Financial Officer

44	Royal Bank of Canada

annually certify they are responsible for establishing and maintaining internal control over financial reporting, as well as for the Bank’s disclosure controls and procedures, and that these disclosure controls and procedures are effective.
     In addition, the President and Chief Executive Officer and the Chief Financial Officer, following review by senior management and the Disclosure Committee, also certify that our annual filings filed with Canadian securities regulatory authorities and the SEC do not contain an untrue statement of a material fact, or omit to state a material fact, and that the financial statements and other financial information included in the annual filings fairly present, in all material respects, our financial condition and the results of our operations.
     On a quarterly basis, the President and Chief Executive Officer and Chief Financial Officer also certify the financial statements and other financial information included in our quarterly reports and the design and operation of our disclosure controls and procedures and internal control over financial reporting.
Subsidiary Governance Office
We have established an enterprise subsidiary governance framework to ensure that appropriate levels of governance are maintained in our subsidiaries. The framework is a joint responsibility of the Bank’s control functions and consists of the coordinated efforts undertaken by each function to achieve sound governance. Our Subsidiary Governance Office (SGO) leads and coordinates this effort promoting consistency, simplicity and transparency in our subsidiary organizational structure.
     The framework is applied to subsidiaries in a manner which is sensitive to the local legal and regulatory requirements, business and taxation needs. The subsidiary governance framework provides a degree of central oversight.
     The SGO establishes and communicates policies on subsidiary board composition and functioning, the role and qualifications of corporate secretaries and the creation, reorganization and termination of our subsidiaries.
Additional governance disclosure
Additional information about our governance practices can be found on pages 22 and 23 of our Annual Report.
The following information is available at rbc.com/governance:
•	governance information from our Annual Report;

•	the Code of Conduct;

•	the charters of the Board of Directors and of its committees;

•	the Director Independence Policy;

•	position descriptions for the Chairman of the Board, the chairs of committees of the board and the President and Chief Executive Officer;

•	a summary of significant differences between the NYSE Rules and our governance practices;

•	the Corporate Responsibility Report and Public Accountability Statement; and

•	this Statement of Corporate Governance Practices and Guidelines.
Printed versions of any of these documents can be obtained from the Secretary of the Bank, 200 Bay Street, South Tower, Toronto, Ontario, Canada M5J 2J5.

Royal Bank of Canada	45

Schedule ‘B’	Shareholder proposals

The following 13 shareholder proposals have been submitted for consideration at the Annual Meeting of Common Shareholders. These proposals and their supporting statements represent the views of the shareholders submitting them. They are set out in this Circular as required by the Bank Act.

Mr. J. Robert (Bob) Verdun of 153-B Wilfred Avenue, Kitchener, Ontario N2A 1X2, (519) 574-0252, bobverdun@rogers.com has submitted four proposals. The proposals and Mr. Verdun’s supporting comments are set out verbatim in italics below.
Proposal No. 1: Directors must put shareholders’ interests first
In choosing candidates for Director, this Bank’s nominating committee must give first priority to the nominees’ ability to effectively represent the interests of shareholders.
Shareholder’s Explanation:
Excessive compensation of senior executives is the greatest single concern of shareholders, and there is widespread evidence that many bank Directors are too close to the senior executives to be able to make objective decisions. A glaring example of inappropriate compensation occurred at Canadian Imperial Bank of Commerce, where the executive team headed by John Hunkin made very costly errors, but the Board of Directors allowed Mr. Hunkin to retire early with bonuses and pension benefits that would have been excessive under any circumstances, but are particularly offensive for a bank that was nearly prohibited from doing any further business in the United States following revelations of CIBC’s illegal involvement in the Enron fiasco. At the same time as CIBC was writing off $1.3-billion on its failed Amicus strategy in the U.S., and while the Enron situation was leading to its $2.4-billion payout from shareholders’ assets, the Board of CIBC was secretly awarding at least $100-million in “retirement” payouts for Mr. Hunkin and an undisclosed number of other senior executives. If these excessive payouts had been disclosed at the time they were either awarded or vested, shareholders would have demanded corrective action. Mr. Hunkin’s share of the secret fund turned out to be worth $25,719,137. His colleagues’ shares of the secret retirement fund were not properly disclosed, even though several were Named Executive Officers for whom OSC rules always require all compensation to be fully disclosed. Instead of retiring in disgrace after the $2.4-billion Enron payout, Mr. Hunkin was given a boost in his pension because his friends on the Board of Directors decided to waive the reduction in his pension that should have been applied because he had not reached the age of 61 to qualify for a full pension. The shareholders of CIBC have an “accrued obligation” of $19,382,000 for Mr. Hunkin’s pension. It is obvious that the Board of Directors of CIBC is incapable of acting objectively and effectively to protect the interests of the shareholders. To prevent a similar situation from occurring at this Bank, the nominating committee has an obligation to recruit Directors who will vigorously defend shareholders’ interests and not be personally biased toward the senior executives.
THE BOARD OF DIRECTORS RECOMMENDS SHAREHOLDERS VOTE AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:
Members of the Board of Directors have a fiduciary duty to act honestly and in good faith with a view to the best interests of the Bank.
     The board’s Corporate Governance and Public Policy Committee, composed solely of independent directors, acts as the nominating committee of the Board of Directors, responsible for recommending individuals qualified to become board members. The Committee’s nomination process is entirely consistent with the corporate governance guidelines of the Canadian Securities Administrators and the corporate governance listing requirements of the New York Stock Exchange.
     The Committee considers the integrity, independence, financial literacy, and business experience of candidates, as well as specific skills and expertise or experience that would complement those already represented on the Board of Directors. The Committee’s selection process and criteria are outlined in greater detail on pages 41 and 42 of this Circular.
     Each aspect of this selection process already gives first priority to a candidate’s ability to represent the interests of all shareholders effectively.
Proposal No. 2: Re-examine executive compensation for proper disclosure
All compensation programs for senior executives in the past decade shall be re-examined to ensure that they fully complied with Ontario Securities Commission regulations.
Shareholder’s Explanation:
Because of a glaring failure by the Canadian Imperial Bank of Commerce to properly disclose a “retirement” compensation plan for members of its senior executive team, it is appropriate for this Bank to re-examine its myriad plans for executive compensation to ensure that they have complied with, and continue to comply with, all applicable OSC rules. In the case of CIBC, a huge bonus pool was improperly disclosed in 2001 as a modest award of “units” that appeared on first reading to be nothing more than the type of deferred share units that are often awarded by banks to their directors and executives. Under that interpretation, then-CEO John Hunkin had been awarded 5,000 deferred share units worth approximately $250,000. However, when the total value of these “units” was finally disclosed after Mr. Hunkin took early retirement four years later (coincident with the announcement of the $2.4-billion Enron settlement), the actual value in his hands amounted to $25,719,137 (including dividends and capital gains). Several of CIBC’s other Named Executive Officers received similar payouts, but these were never disclosed in the form required by the OSC.

46	Royal Bank of Canada

After numerous inquiries from this shareholder, the Chairman of CIBC, in the presence of legal counsel, insisted that all payouts had been properly disclosed. The OSC rule they relied upon requires full disclosure in the Summary Compensation Table whenever an award “vests” under such a “long term incentive program”. In numerous documents distributed to shareholders, CIBC stated that these special retirement awards had all vested on Oct. 31, 2003, but they were not disclosed on that date. CIBC, on the direct advice of its legal counsel, insisted that the word “vest” means that the money must actually be in the hands of the executives in order for disclosure to be required. This is an egregious abuse of the English language, and a flagrant violation of the OSC rules. In order to protect itself from a similar scandal, this Bank must review all of its past and current programs for executive compensation to ensure that they are fully in compliance with OSC rules.
THE BOARD OF DIRECTORS RECOMMENDS SHAREHOLDERS VOTE AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:
At all times, the Bank seeks to respect the law and uphold its intent.
     The Bank’s compensation programs and disclosure are carefully reviewed on an ongoing basis to confirm full compliance with all applicable legal and regulatory requirements. These compensation programs are examined against regulatory requirements when they are implemented and are subsequently re-examined upon regulatory changes or amendments to the programs.
     The Bank provides shareholders with extensive and transparent disclosure relating to executive compensation. For several years this disclosure has voluntarily exceeded the requirements of regulatory authorities, including the Autorité des marchés financiers and the Ontario Securities Commission. The Bank’s Disclosure Committee (an executive management committee of the Bank) is responsible for overseeing the Bank’s disclosure policy and procedures and for ensuring adherence by the Bank, its directors, officers and employees to disclosure obligations under applicable laws. The Human Resources Committee, composed entirely of independent directors, reviews and recommends our executive compensation disclosure for approval by the Board of Directors.
     In light of this, the board does not believe it is appropriate to allocate further corporate resources towards a historical review of the Bank’s compensation programs and disclosure.
Proposal No. 3: Shift executive compensation to charitable purposes
This Bank shall, as soon as practical, implement a system of senior executive compensation that shifts the largest part of compensation from direct personal payments into charitable funds that are directed by the appropriate executives after retirement.
Shareholder’s Explanation:
The rapid rise in compensation for senior executives is a matter of grave concern to shareholders. It is also potentially very damaging to employee relations within the bank, as the gap between the incomes of the top executives and those of the front-line workers becomes ever greater. Senior executive compensation has reached such a level that any executive who spends such income for personal consumption would be guilty of the worst form of environmental crime. Our threatened planet cannot survive such excessive personal consumption. Fortunately, the reality is that most senior executives devote substantial portions of their wealth to charitable purposes. This is welcome and laudable, but it raises an obvious question: Why pay all of that shareholders’ money directly to executives only to have them return it to society through charitable causes? Part of the answer is ego: No bank CEO wants to be paid less than his counterparts at competing institutions. This can be easily solved: The largest part of executive compensation should be awarded in the form of credits to special charitable funds, which the senior executives can direct after retirement. If the donations made from these funds are clearly associated with this Bank, everyone wins: The executive supports his or her favourite causes; worthy charities receive deserved support; and the Bank’s shareholders benefit through positive publicity for good works done with the shareholders’ money.
THE BOARD OF DIRECTORS RECOMMENDS SHAREHOLDERS VOTE AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:
The Bank’s compensation policies are designed to attract and retain top talent in a dynamic, competitive and global marketplace. The compensation programs are strongly linked to the Bank’s results, both in absolute terms and relative to competitors, and have a long-term focus, incorporating challenging performance goals designed to motivate the top management team to create shareholder value. The Bank’s senior executives receive a significant portion of their compensation through equity incentive programs to ensure alignment between their interests and those of shareholders. Our Human Resources Committee, which is composed solely of independent directors, consults with an independent external compensation expert and benchmarks against peer companies to ensure that compensation levels are appropriate.
     Requiring the Bank to limit compensation as proposed would place the Bank at a competitive disadvantage in recruiting, motivating and retaining senior executives. It is in the best interests of shareholders to preserve the flexibility and discretion of the independent Human Resources Committee to ensure that compensation is appropriately designed to achieve the Bank’s strategic objectives and financial goals.
     Decisions regarding charitable donations are very personal in nature and donors often seek to maintain discretion and confidentiality in their giving. In addition, donors should be entitled to maximize their contributions by planning charitable donations in a tax effective manner.
     For these reasons, the Board of Directors does not believe this proposal is in the best interests of the Bank or its shareholders.

Royal Bank of Canada	47

Proposal No. 4: Majority voting shall be given full effect
Any Director who fails to receive a majority of “for” votes from shareholders participating in person or by proxy at the annual meeting must resign, and the resignation must take effect unconditionally.
Shareholder’s Explanation:
This Bank currently recognizes that any Director who fails to receive a majority of “for” votes in the annual shareholder election is required to submit his or her resignation, but the Board retains the discretion to decline to accept the resignation. This is a violation of the fundamental principles of democracy. The failure to receive a majority of “for” votes in an uncontested election is absolute and uncontestable proof that the Director no longer has the confidence of the shareholders. If there are extenuating circumstances, such as health problems causing a poor attendance record, these facts should be disclosed in advance of the annual meeting, and shareholders can make their own informed judgments. It is totally unacceptable to allow anyone to serve as a Director if that person has not received the clearly-expressed majority support of the shareholders.
THE BOARD OF DIRECTORS RECOMMENDS SHAREHOLDERS VOTE AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:
Election of the board is governed by the Bank Act, which requires that the persons who receive the greatest number of votes in an election of directors will be the Bank’s directors. The Board of Directors has voluntarily adopted a policy providing that, in an uncontested election of directors, a nominee who receives a greater number of votes “withheld” than votes “for” will promptly tender a resignation to the Chairman. The board’s Corporate Governance and Public Policy Committee will consider the resignation and, except in special circumstances, recommend that the board accept the resignation. The board will announce its decision in a press release within 90 days following the annual meeting, including the reasons for rejecting the resignation, if applicable.
     Statutory and regulatory requirements, as well as best practices in governance and the needs of the organization, govern the composition of the Bank’s board. A proportion of the board and of the members of its committees is required by law to meet independence, residency and other requirements.
     In recommending individuals qualified to become board members, the board’s Corporate Governance and Public Policy Committee reviews the eligibility of candidates under applicable laws, regulations and rules, as well as the Bank’s own conflict of interest guidelines. It carefully assesses their qualifications and individual expertise against the competencies and skills that the board, as a whole, should possess. Situations may arise in which it would not be in the best interests of the Bank and its shareholders for a particular director to leave the board immediately.
     For these reasons the board believes it is important to preserve the flexibility, in special circumstances, to decline the resignation of a duly elected director.

The Mouvement d’éducation et de défense des actionnaires (MÉDAC) of 82 Sherbrooke Street West, Montreal, Quebec H2X 1X3 has submitted eight proposals. The proposals and MÉDAC’s supporting comments (translated from French to English) are set out in italics below.
Proposal No. 5: 10% increase in the dividend paid to shareholders who hold their securities for two years or more
It is proposed that Royal Bank of Canada encourage long-term shareholding by increasing by 10% the dividend normally paid on shares that have been held for more than two years.
     The instability in the markets in recent years and investors’ desire for short-term profit encourages investors to “continually play the market”. The adoption of MÉDAC’s proposal would have the beneficial effect, not only of acknowledging shareholder loyalty, but also of encouraging the development of a group of shareholders whose investment horizon is longer and who support management, strategic and compensation policies that focus on the long-term prospects of Royal Bank of Canada.
     This proposal is inspired by a French law adopted on July 12, 1994 which authorizes companies to reward individual shareholders for their loyalty. Currently in effect at large French corporations such as Air Liquide and Lafarge, this mechanism acts as an incentive for small shareholders to hold their shares, to develop a greater sense of ownership and to support policy making for the long term.
THE BOARD OF DIRECTORS RECOMMENDS SHAREHOLDERS VOTE AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:
The Board of Directors believes that it is in the interests of shareholder value to treat all holders of the Bank’s Common Shares equally.
     This proposal could not be implemented by the Bank under Canadian law as the Bank Act requires that the rights of all common shareholders be equal in all respects, including the right to receive dividends.
Proposal No. 6: Shares would receive voting rights after being held for at least one year
It is proposed that shareholders obtain the right to vote after a minimum holding period of one year.
     This proposal is inspired by the recommendations of the HEC-Concordia Institute for Governance of Private and Public Organizations, which is financed in part by the Jarislowsky Foundation and the above-mentioned universities.
     The Institute gives the following reasons for its position:
     “The practice of granting all the privileges of corporate citizenship immediately upon purchase of a share has two negative, or at the very least, dubious, results.
     It gives undue influence and power to transient shareholders determined to create short-term value for themselves by all possible means, in particular, by leveraging a short-term stock position to influence the outcome in takeover situations or to provoke such situations.

48	Royal Bank of Canada

     This practice induces in managers a short-term perspective attuned to the expectations of these shareholders; for instance, a study by Brian Bushee concludes that ‘...high levels of transient ownership are associated with an over-weighting of near-term expected earnings...This finding supports the concerns that many corporate managers have about the adverse effects of an ownership base dominated by short-term focused institutional investors’ (Bushee, (2004)).
     In another paper, Graham, Harvey, and Rajgopal (2005) report on a survey of some 400 financial executives in the U.S. They found that financial executives would forego positive NPV projects to meet short-term earnings benchmarks. They write: ‘In the end, many of our results are disturbing. The majority of CFOs admit to sacrificing long-term economic value to hit a target or to smooth short-term earnings’.”
THE BOARD OF DIRECTORS RECOMMENDS SHAREHOLDERS VOTE AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:
As stated in response to Proposal No. 5, the Board of Directors believes that it is in the interests of shareholder value to treat all holders of the Bank’s Common Shares equally.
     This proposal could not be implemented by the Bank under Canadian law as the Bank Act requires that the rights of all common shareholders be equal in all respects, including the right to vote at meetings of shareholders.
Proposal No. 7: Compensatory bonuses to employees
It is proposed that the by-laws of Royal Bank of Canada provide that, in the event of a merger or acquisition, an amount equal to twice the bonuses and compensatory benefits paid to the directors and officers be contributed to the employees’ pension fund.
     The newspaper La Presse revealed in its August 15, 2007 edition that the executive officers and directors of BCE will receive a grand total of $170 million following the hostile takeover bid by the Ontario Teachers’ Pension Plan. Incentive bonuses of $110 million for the senior officers and executives of the company were disclosed in the US$38.1 billion take-over bid circular for the Alcan–Rio Tinto merger. The President will receive at least $51 million if the transaction is accepted. If he is fired after Rio Tinto takes over, he will be eligible to receive an additional payment of at least $8.1 million. The principal members of his senior management team at Alcan will share a jackpot of at least $88 million in the form of various bonuses and awards.
     MÉDAC considers it unfair that employees do not benefit at all from such financial transactions. These loyal employees have spent years, and often decades, building the company. They deserve much more than certain officers who just pass through, fill their pockets and enjoy a gilded retirement and other benefits entirely disproportionate to the quality of the services they have rendered to Royal Bank of Canada.
THE BOARD OF DIRECTORS RECOMMENDS SHAREHOLDERS VOTE AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:
Disclosure of the Bank’s change-in-control policy and the basis for payments to senior management in the unlikely event of a major shareholder transaction is provided on pages 35 and 36 of this Circular.
     There are many checks and balances to ensure that any merger involving, or acquisition of, the Bank would be conducted with a view to the interests of all of our stakeholders. The Bank Act, together with Merger Review Guidelines issued by the Secretary of State, ensure that such a transaction would involve thorough public review and consultation. In addition, any merger involving, or acquisition of, the Bank would have to be approved by the Minister of Finance, our Board of Directors and by our shareholders by special resolution.
     A significant majority of our employees are shareholders, who would both participate in this decision and benefit to the same extent as other shareholders.
     The Bank is committed to sponsoring sustainable retirement programs for its employees, ensuring that its retirement plans are well managed and pursuing best practices of pension governance within the parameters of applicable regulation. The proposal to have a pension plan contribution triggered by a merger or acquisition could affect the registered status of a pension plan, placing its members’ pensions at risk. The board believes that the pension plan contributions suggested by this proposal would neither result in additional benefits to plan participants nor be in the best interests of our shareholders.
Proposal No. 8: Parity between men and women on the Board of Directors
It is proposed that, within three years of the adoption of this proposal, there be as many women as men on the Board of Directors of Royal Bank of Canada.
     MÉDAC’s proposal at last year’s annual meeting was that women should account for one third of the members of the Bank’s Board of Directors within three years from adoption of the proposal. MÉDAC is raising its demands on this issue as it is convinced that the presence of more women on the Board of Directors will add value to the Board’s activity. A survey in 2004 by the Catalyst Institute of 353 of the largest global corporations reported that those with the highest percentage of women in management had the best returns. Meanwhile, a study by the Conference Board shows clearly that the presence of women changes the dynamic of a board. For example, at meetings, women have different concerns, ask new questions and bring a different perspective. A wider range of topics is covered and all the aspects of good corporate governance are thus better represented. In addition, executive recruiters believe that women bring a different skill set (multitasking, consensus-building and communication skills, longer-term view) that adds value to the work of boards of directors. In Quebec, 24 crown corporations (s. 5 of the Auditor General Act) now have an obligation to have half of the seats on their boards of directors occupied by women by 2011.

Royal Bank of Canada	49

THE BOARD OF DIRECTORS RECOMMENDS SHAREHOLDERS VOTE AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:
The Board of Directors supports the objective of increasing the number of women on the board. The Corporate Governance and Public Policy Committee serves as the nominating committee to identify candidates for election to the board. The process followed by the Committee is described on pages 41 and 42 of this Circular under the heading “Nomination of directors.” Of the 15 individuals proposed in this Circular for election to the Board of Directors, three, or 20%, are women. The Committee will continue to place a special emphasis on recruiting women to serve on the board.
     However, the board believes it must maintain flexibility in seeking to identify highly qualified candidates to serve the best interests of the Bank and its shareholders.
Proposal No. 9: Information on compensation equity
It is proposed that the annual report and the management proxy circular disclose the equity ratio between the total compensation of the highest paid executive officer of Royal Bank of Canada, including annual salary, bonuses, perks, long-term incentive plans and all other forms of compensation, and the average compensation of employees.
     According to a study published in May 2006 by the Teachers’ Pension Plan there is no link between executive compensation and a company’s stock market performance. The study concluded with a very worrying observation: the bosses who received the highest salary increases did not succeed in increasing the value of their company’s shares faster than the shares of companies in the same business. In Canada, the average compensation of the executives of large corporations in 2006, according to data compiled by the Globe and Mail, was 116 times the average compensation of Canadian workers.
     The compensation policies of executive officers and their working conditions in general are too generous, not to say excessive, which is unfair for their subordinates and employees. It is essential that the laws and regulations of our institutions protect fair and equitable policies for the treatment of human resources.
THE BOARD OF DIRECTORS RECOMMENDS SHAREHOLDERS VOTE AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:
The Bank employs and provides competitive compensation, training and career opportunities to more than 70,000 people.
     To serve the interests of shareholders by attracting and retaining skilled and committed employees, the Bank must offer competitive compensation at every level of the organization. Every year, the Bank participates in over 100 benchmarking surveys to ensure our compensation remains competitive.
     The Bank’s compensation is performance driven. We have a pay-for-performance approach to compensation that reinforces the link between an individual’s compensation and his or her contribution to the Bank’s financial performance. Total compensation incorporates challenging performance goals with a view to motivating the Bank’s top management team to create shareholder value. Every salaried employee is eligible to participate in a performance based incentive program, but senior executives who have more influence over the organization’s results have a greater proportion of their income at risk on the basis of both individual and business performance.
     The Bank provides shareholders with extensive and transparent disclosure relating to executive compensation. As a measure of effective use of compensation, the Bank, as a best practice company, voluntarily discloses ratios of aggregate compensation to Net Income After Tax and Market Capitalization for the Chief Executive Officer, Chief Financial Officer and the next three highest-paid Named Executive Officers in a policy setting role under the heading “Pay-for- Performance” on page 29 of this Circular. The board believes that these disclosures provide information that is more relevant to the interests of shareholders than the ratio suggested in the proposal.
Proposal No. 10: Prior approval by the shareholders of the compensation policy for executive officers
It is proposed that the compensation policy of the five highest paid executive officers of Royal Bank of Canada and the directors’ fees be adopted by the shareholders beforehand.
     In light of the significant costs associated with an excessive compensation system, it is legitimate that the shareholders, who are the owners of Royal Bank of Canada, be asked to approve the compensation policy of the five highest paid executive officers as well as the directors’ fees. The current policy of fait accompli in these matters is archaic and insulting to the shareholders, who are relegated to acting as rubber stamps at annual meetings.
     Such a requirement is set out in the “Principles of Corporate Governance” published by the Organisation for Economic Cooperation and Development (OECD) in 2004:
     “Shareholders should be able to make their views known on the remuneration policy for board members and key executives. The equity component of compensation schemes for board members and employees should be subject to shareholder approval.”
In France, the overall budget for directors’ fees must be approved by the shareholders. In the United States, all stock or option plans must be submitted to a vote at the general meeting of shareholders. On April 20, 2007, by a historic vote of 269 to 134, the House of Representatives passed new legislation compelling listed companies to make provision for shareholders to have an advisory vote on their company’s executive compensation plans. It is worth noting in this regard the results of votes obtained by “say on pay” resolutions at several important shareholder meetings: Ingersoll Rand (57% in favour), Blockbuster (57%), Motorola (52%), Bank of New York (47%), Apple (46%) and Citigroup (43%).

50	Royal Bank of Canada
THE BOARD OF DIRECTORS RECOMMENDS SHAREHOLDERS VOTE AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:
The Board of Directors does not believe that the prior approval of shareholders called for by this proposal is in the best interests of the Bank or its shareholders. Determination of compensation policies and executive compensation are key responsibilities of the board as the representative of the shareholders.
     We have a pay-for-performance approach to compensation that reinforces the link between an individual’s compensation and the Bank’s financial performance. The board believes it is important to preserve the flexibility of the Bank’s executive compensation programs and processes which have been highly effective, as evidenced by the Bank’s long-term performance relative to other North American financial institutions.
     We are committed to providing shareholders with clear, comprehensive and transparent disclosure relating to executive compensation. This disclosure describes in detail the disciplined and prudent approach that the board has implemented for setting executive compensation and allows shareholders to evaluate the link between compensation and individual and corporate performance. Our disclosure in this area is constantly evolving with a view to best practices and for several years has voluntarily exceeded the requirements of regulatory authorities. The Canadian Securities Administrators are currently re-examining modifications to the rules regarding executive compensation disclosure.
     The board has delegated the tasks of reviewing and recommending compensation policies and the compensation of senior executives to its Human Resources Committee, which is composed exclusively of independent and experienced directors. In consultation with an independent expert, who provides objective data, advice, and recommendations, the Committee makes informed recommendations based on the Bank’s strategy, goals, and overall business environment, as well as an in-depth knowledge of executives’ business objectives and results, leadership capabilities and individual performance.
     We make every effort to engage in dialogues with our investors and to adopt policies responsive to their concerns when it is in the best interests of all shareholders. In addition, shareholders have the opportunity to communicate with the board concerning executive compensation or other matters by contacting the board’s independent Chairman as provided on page 40 of this Circular. This direct communication allows shareholders to communicate specific observations or concerns clearly and effectively to the board unlike the shareholder vote proposed, which would not specify which aspects of executive compensation policy have raised shareholder concerns.
     Consequently, the Board of Directors recommends that shareholders vote against this proposal.
Proposal No. 11: No exercise of options before the end of the officer’s term of office
It is proposed that Royal Bank of Canada govern the exercise of the options granted to executive officers and directors of our companies by stipulating that such options may not be exercised by the holders until the end of their term of office.
     Since the mid nineteen-nineties, North American companies have increasingly used stock options as part of the compensation of their executive officers and directors. This practice has resulted in levels of compensation that are excessive and indefensible when compared with the performance of most companies and the stock market returns available to shareholders. Such abuses have greatly contributed to the dramatic loss of investor and public trust in the quality of corporate governance and the integrity of financial markets. Executive compensation has become completely dissociated from the achievement of the long-term goals set and has become an incentive to manage companies only from the perspective of the immediate effect on the share price. The massive use of stock options in the compensation system is the principal cause of these distortions and there is widespread belief that it accounts for numerous frauds by executives who, with the complicity of their auditors, have acted unethically and unlawfully to manipulate information regarding the real financial situation of their company.
     Far from aligning the interests of executives with those of shareholders, options have resulted in the destruction of investors’ wealth. On September 26, 2002, the Canadian Council of Chief Executives (CCCE) also concluded that options have failed to achieve this goal, stating that it understood the frustration felt by investors “when senior executives are rewarded handsomely for past performance that proves to be short-lived.”
THE BOARD OF DIRECTORS RECOMMENDS SHAREHOLDERS VOTE AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:
The board’s independent Human Resources Committee establishes compensation policies and practices designed to align executive compensation with the achievement of the Bank’s financial objectives. Based upon consultations with outside experts, the Committee believes that stock options remain a valid component of compensation for executive officers, and that stock options, properly structured, duly approved by shareholders, modestly dilutive and granted within approved amounts, provide alignment between management compensation and the creation of shareholder value.
     Starting in 2001, the Bank reduced the levels of option grants under the Stock Option Plan. We have also been a leader in implementing more transparent accounting for stock options, enhancing disclosure of option costs by commencing to expense stock options in 2003.
     Our compensation plans are designed with a view to
recruiting, motivating and retaining top talent. The Bank’s stock options do not vest immediately, but rather in increments of 25% per year over a four-year period beginning one year after the grant date. In keeping with best practices in governance and investor expectations, options granted under the Bank’s Stock Option Plan must be exercised within 10 years. Requiring officers to leave the organization in order

Royal Bank of Canada	51

to exercise options would run counter to the goal of retaining our most talented and experienced managers.
     The Bank has recently increased minimum share ownership requirements for senior executives, as outlined on page 23 of this Circular, to further align their interests with those of shareholders, raising the minimum shareholdings for the Chief Executive Officer to eight times his last three years’ average base salary. The Board of Directors believes that these significant minimum shareholding requirements more effectively align the interests of senior officers with those of shareholders than the process suggested in the proposal.
Proposal No. 12: Disclosure of investments in hedge funds and subprime mortgage loans
In view of the considerable concern expressed by many observers and regulators about the effects of hedge funds and subprime mortgage loans on the stability of the financial system, it is proposed that the Bank disclose information on its direct or indirect investment in these types of operations.
     Last year, MÉDAC sounded the alarm when it requested that hedge fund investments be disclosed. Our proposal received strong support at the annual meetings we attended – generally more than 10%. As permitted by law, MÉDAC is making this proposal again since such funds continue to present very high risks for investors and the information available does not allow them to properly gauge the risks they are facing.
     For those who may not know, hedge funds are funds that use hedging techniques to speculate on financial markets. Their financial strategy is based primarily on large scale use of leverage, that is, heavy borrowing to finance risky investments and arbitraging transactions to take advantage of price variations between markets. Located mainly in tax havens, these funds do not hold securities, they borrow them and only become the owners when the transaction is realized. Leverage is thus maximized. In addition, many of these funds, whose purpose is purely speculative, play on rumours to create disequilibrium and generate the volatility they need to make a profit without any economic basis.
     The disclosure of the banks’ participation in such funds is not MÉDAC’s only concern with regard to risky investments. During the summer, the stock markets entered a very turbulent period caused by the magnitude of American subprime mortgage loans. In August 2007, the New York Stock Exchange fell 400 points on one day, while the TSX fell 300 points. This crisis was provoked by certain American mortgage lenders who granted loans at higher interest rates to American householders who could not afford them. In order to go on granting more and more such loans, the lenders then converted the high-risk loans into debt securities which they resold to other companies such as banks or specialized firms who offer their clients riskier investment funds called hedge funds, which, we point out, are not regulated very strictly. Some Canadian financial institutions were significantly affected by this crisis.
     In a concern for transparency, shareholders should be informed of such investments so that they can value their investment in the company in light of the risks they are incurring and the highly speculative management philosophy their officers and directors espouse.
THE BOARD OF DIRECTORS RECOMMENDS SHAREHOLDERS VOTE AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:
In public disclosure, the Bank seeks to address issues that our investors consider important. On this basis, our disclosure evolves continuously in response to the dynamics of the marketplace and the changing focus of investor attention. The Annual Report contains extensive disclosure as to the risks of the Bank’s businesses and operations and our approach to ensuring an effective risk control environment is in place.
     The Conduct Review and Risk Policy Committee of the Board of Directors reviews on a regular basis the Bank’s risk management frameworks and controls, and monitors risk exposure, including exposure to hedge funds and exposure to the U.S. subprime market. The Bank conducts regular due diligence on our hedge funds counterparties. In addition, we have prudent limits on our exposure to individual counterparties and the sector as a whole.
     While this proposal expresses a narrow view as to the activities of hedge funds, in fact hedge funds pursue a wide variety of strategies and many apply prudent risk controls and hedging techniques. Given our size and scope, in providing products and services to clients, the Bank’s interactions with hedge funds are diversified across a number of our business units. Our exposure to hedge funds comes from three different business lines: trading, prime brokerage (funding and execution services for hedge funds) and lending to funds of funds. In addition, we have indirect exposure through our alternative assets and structured products businesses. The revenue that the Bank earns from activities related to hedge funds is not significant in the context of the Bank’s total revenue for fiscal 2007.
     Our Annual Report addressed the issue of the Bank’s exposure to the U.S. subprime market stating that, as at October 31, 2007, we had $216 million of net exposure to U.S. subprime collateralized debt obligations of asset-backed securities, after taking into consideration protection provided by credit default swaps, and we had $388 million of exposure to U.S. subprime residential mortgage-backed securities. Additional disclosure was provided relating to U.S. subprime market concerns and their effect on high-quality asset-backed paper and other financial markets.
     On this basis, the Board of Directors does not feel that further disclosure is required.

Meritas Financial Inc. of 410 Hespeler Road, Unit 5, Cambridge, Ontario N1R 6J6 has submitted one proposal. The proposal and Meritas’ supporting comments are set out verbatim in italics below.
Proposal No. 13: Shareholder advisory vote on report of the Human Resources Committee
Resolved, that shareholders of Royal Bank of Canada, urge the board of directors to adopt a policy that Royal Bank of Canada’s shareholders be given the opportunity at each annual meeting of shareholders to vote on an advisory

52	Royal Bank of Canada

resolution, to be proposed by Royal Bank of Canada’s management, to ratify the report of the Human Resources Committee set forth in the proxy statement. The proposal submitted to shareholders should ensure that shareholders understand that the vote is non-binding and would not affect any compensation paid or awarded to any Named Executive Officer.
Supporting Statement:
Ever-improving executive compensation disclosure allows shareholders to become better informed with respect to the amounts to be paid to executives, the circumstances under which payments will be made, and the reasons for specific decisions about compensation structure. However disclosure, no matter how detailed, does not allow shareholders to provide any input on the decisions that have been made.
     Shareholders are seeking assurance that directors are making serious efforts to ensure that executive compensation is linked to corporate performance. Many are also concerned about the arrangements made with executives under pension schemes and severance packages. An advisory vote will provide shareholders with an opportunity to register their views on all elements of executive compensation.
     For many years, shareholders of Canadian issuers have had the opportunity to consider and vote on the adoption of stock-based compensation plans and many types of amendments made to them after they are adopted. Most other elements of executive compensation are not subject to a direct shareholder vote.
     Currently, shareholders who do not support some or all aspects of the corporation’s executive compensation package can only register this view through the relatively imprecise methods of withholding votes from the entire board or the directors on the compensation committee. An advisory vote will allow shareholders to clearly express their views of executive compensation by voting on the matter directly.
     An advisory vote on compensation was introduced in the United Kingdom in 2002. According to research compiled by Deloitte, in reported vote results from U.K. shareholder meetings held between 2002 and 2007, only 64 of 593 companies indicated that more than 20% of shareholders did not support the directors’ executive compensation report. Yet significant positive changes to executive compensation have been noted. According to corporate governance expert Stephen Davis, Deloitte & Touche found that there has been a significant increase in the amount of total incentive pay “with meaningful performance conditions attached” in the advent of the institution of the advisory vote in the U.K.*
     The institution of an advisory vote on executive compensation implicitly acknowledges the expertise of the directors charged with making decisions regarding compensatory matters while allowing shareholders to provide issuers with their views of those decisions.
THE BOARD OF DIRECTORS RECOMMENDS SHAREHOLDERS VOTE AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:
In carefully considering this proposal, the Board of Directors has taken into account several factors, including the intention of the Canadian Securities Administrators (CSA) to modify the rules regarding executive compensation disclosure in 2008.
     We are committed to providing shareholders with clear, comprehensive and transparent disclosure relating to executive compensation, which demonstrates how our pay-for-performance approach reinforces the link between an individual’s compensation and the Bank’s financial performance. For several years this disclosure has voluntarily exceeded the requirements of regulatory authorities, describing in detail the disciplined and prudent approach that the board has implemented for setting executive compensation, and allowing shareholders to evaluate the link between an executive’s compensation and the Bank’s financial performance. The board believes that the Bank’s compensation programs have been highly effective, as evidenced by the Bank’s long-term performance relative to other North American financial services companies.
     The Human Resources Committee, which is composed entirely of independent, experienced and financially literate directors, effectively represents the interests of shareholders in overseeing executive compensation. In consultation with an independent expert, who provides objective data, advice, and recommendations, the Committee makes informed recommendations based on the Bank’s strategy, goals, and overall business environment, as well as an in-depth knowledge of executives’ business objectives and results, leadership capabilities and individual performance.
     We make every effort to engage in dialogues with our investors and to adopt policies responsive to their concerns when it is in the best interests of all shareholders. In addition, shareholders have the opportunity to communicate with the board concerning executive compensation or other matters by contacting the board’s independent Chairman as provided on page 40 of this Circular, or by attending the Bank’s Annual Meeting. This direct communication allows shareholders to communicate specific observations or concerns clearly and effectively to the board.
     Our practices, policies and disclosure in the area of executive compensation evolve with best practices. With the implementation of the new CSA rules the Board of Directors will continue to monitor developments in Canada relating to executive compensation, including shareholder advisory votes on executive compensation disclosure, with a view to assessing the appropriate mechanism in that context.

*	Stephen Davis, “Does ‘Say on Pay’ Work?”, Policy Briefing No. 1, Millstein Centre for Corporate Governance and Performance, Yale School of Management, 2007. p. 10.

The carbon dioxide emissions associated with the production and distribution of this Circular have been mitigated by Zerofootprint according to the highest standards in carbon offsetting.

#81110 (01/08)	This Circular has been printed on paper stock that contains 10 per cent post-consumer fibre and is FSC (Forest Stewardship Council) certified. FSC fibre used in the manufacture of the paper stock comes from well-managed forests independently certified by SmartWood according to Forest Stewardship Council rules.